ANNTAYLOR

STORES CORP

2002 ANNUAL REPORT



DEAR SHAREHOLDER

Despite the challenging retail environment in 2002, Ann Taylor succeeded in delivering the best earnings performance in our 48-year history, with net income rising 175 percent to $80 million and diluted earnings per share increasing 157 percent to $1.72 over the previous fiscal year. Fiscal 2001 net income and diluted earnings per share numbers include $17 million in pre-tax nonrecurring charges and $11 million in goodwill amortization.

Our continued progress in aligning our product assortments to our core brand competencies and enhancing our client's overall shopping experience enabled us to sell more merchandise at full price. We maintained a tight rein on inventories and implemented efficiency initiatives in our global sourcing function, which contributed to a 430 basis point improvement in gross margin.

Improved gross margin and a continued focus on expense control resulted in an operating margin of 9.8 percent, a 520 basis point increase over last year.

These factors more than offset the impact of an overall 3.9 percent decline in comparable store sales during the year. Net sales for 2002 increased 6.3 percent over the previous year due to new store growth.



ANN TAYLOR



ANN TAYLOR LOFT

BUSINESS HIGHLIGHTS

Our Company's great strength lies in the powerful Ann Taylor brand, which appeals to a broad range of clients through two compelling, dynamic and differentiated lifestyle concepts. Our merchandise teams for Ann Taylor and Ann Taylor Loft continued to hone their focus on serving their unique client segments during 2002. Ann Taylor worked on better aligning its offerings with the concept's core attributes of classic, upscale, sophisticated styling, achieving important success in certain parts of its collections while continuing to address inconsistencies in other areas. As a result of these efforts, Ann Taylor is positioned to deliver improved performance in 2003. Meanwhile, Ann Taylor Loft succeeded in further expanding its client appeal, serving once again as an important and consistent engine of growth for the Company.

Each concept remained dedicated to maintaining the right merchandise mix in its stores among suits and separates, tops, footwear and accessories. We concentrated on more precisely calibrating the timing of our product offerings to address our client's wardrobing needs, anticipating her fabric and yarn preferences on a regional and seasonal basis, and timing our marketing efforts accordingly.

The Company opened ten new Ann Taylor stores during the year and 39 Ann Taylor Loft stores, all funded by operating cash flow. At the end of 2002, the Company operated 350 Ann Taylor stores, 207 Ann Taylor Loft stores, and 27 Ann Taylor Factory stores.

Ann Taylor Stores: Return to Style, Sophistication Ann Taylor succeeds when its client finds within our stores a product assortment that delivers on the promise of updated classic style and quality that is Ann Taylor's hallmark. In 2002, we made progress bringing Ann Taylor back to its roots. We communicated a clearer brand image to the client, and did so more consistently and frequently through the concept's marketing efforts, emphasizing direct mail timed to speak to her when she may be adding to her wardrobe for career, special occasion, holiday and weekend wear.

That our strategy is the right one is underscored by Ann Taylor's success in career wear during the year, where we saw great improvement. Our efforts to generate better and more consistent performance in other categories, such as tops, were disappointing, and were reflected in an overall comparable store sales decline for the concept of 5.3 percent. Changes made in the design team should accelerate our efforts to bring Ann Taylor stores' merchandise offerings to a new level of style and sophistication throughout its product categories, consistent with Ann Taylor's brand image.

Ann Taylor Loft: Continued Engine for Growth Ann Taylor Loft continues to demonstrate its ability to speak to a growing client base whose lifestyle demands updated classic and fashionable separates, tops, footwear and accessories. Despite the challenges of a difficult retail environment, Ann Taylor Loft continued its strong record of growth, holding comparable store declines to just one percent as it concentrated on driving more full-price sales and expanding its store base. Ann Taylor Loft used internal and external client feedback to refine its merchandise balance and assortments to be consistent with its client's need for more relaxed separates and tops and fewer suits. The success of its collections across the board highlights the effectiveness with which Ann Taylor Loft meets its client's lifestyle needs, from her wear-to-work options to her most casual wardrobing needs. This demonstrates the ability of the management, merchandise and design teams, under Kay Krill, to deliver the combination of fashion, quality and value that the Ann Taylor Loft client expects.

Ann Taylor Loft continues to represent a tremendous growth opportunity for the Company, as evidenced by our long-term plans for over 600 stores nationwide. Ann Taylor Loft marketing for 2003 will continue to articulate the character of the Ann Taylor Loft personality, emphasizing the style, quality and value so appealing to the client.

MAXIMIZING OPPORTUNITIES

2002 was also marked by other operational accomplishments. Particularly noteworthy achievements included our successful repositioning of our Ann Taylor Factory stores, the use of our web site anntaylor.com and the January 2003 launch of anntaylorloft.com as effective marketing tools, and the progress we've made in enhancing our client's experience when she shops at any of our concepts.

Ann Taylor Factory Stores Once simply clearance outlets for Ann Taylor and Ann Taylor Loft stores, Ann Taylor Factory stores have become shopping destinations in their own right. During fiscal 2002 the Company converted 18 Ann Taylor Loft stores located in outlet centers to Ann Taylor Factory stores. We also refocused this division in 2002 to move beyond offering clearance items to providing clothing designed specifically for these locations — a natural progression for the division. The success of this strategy is evidenced in the strong contributions our 27 Factory stores made to our bottom and top lines.

anntaylor.com and anntaylorloft.com Shoppers on anntaylor.com are likely to spend more than shoppers who come to our stores. In addition to driving revenue through our site, anntaylor.com acts as a useful vehicle to communicate with our traditional client, helping us to further develop our relationships and drive business to our retail stores. An online initiative for Ann Taylor Loft, anntaylorloft.com, was launched in January 2003 and currently offers our client a search vehicle for locating stores and the opportunity to receive catalogs and other promotional materials via regular mail or e-mail. We anticipate that anntaylorloft.com will evolve into a fully commercial site able to support online transactions in early 2004.

Client Relationships: Delighting Our Client In 2002, we continued work on a business initiative designed to make the client's in-store experience a distinct competitive advantage for Ann Taylor. The goal is to increase the value of our client's experience each time she shops at one of our stores. Our success will be measured directly by the increased number and size of purchases made each day. Indirectly, these efforts are designed to increase the number of visits per year from each client as well as improve long-term client loyalty to Ann Taylor.

Based on a careful evaluation of the specific interactions that make a shopping experience more valuable for the client, we created comprehensive, computer-based learning programs to educate store managers and floor associates. This standardized learning is focused on helping our associates learn specific skills that will enable them to interact more effectively and more frequently with clients in the store. In addition, we have developed performance measurement software that systematically captures and displays performance data on each associate. This measurement system is integrated with our skills learning, enabling us to measure job performance against individual learning and productivity goals. With use of these technology-based innovations, field managers will be able to evaluate and improve the productivity and effectiveness of our team of associates as never before. This performance system was piloted in 2002 and will begin to be rolled out to stores during 2003.

OPERATIONAL PROGRESS

Our ability to deliver record profitability in the challenging environment of 2002 underscored our success in managing inventory, which resulted in higher margins. Over the course of 2002, we had approximately 13 percent less inventory on a per-square-foot basis than last year. We focused on implementing strategies to deliver stronger growth through improved productivity of our inventory. This resulted in higher gross margins received on both full-price and non–full-price selling during the year.

Early in 2002, we sold our proprietary credit card portfolio for approximately $58 million. Our decision was predicated on our commitment to providing our clients with expert service to enhance their shopping experience. The sale of our proprietary credit card portfolio, in addition to our 2002 record net income, led to a cash balance in excess of $200 million, which gives us significant flexibility to pursue a wide range of initiatives.

We made full use of technology, and in particular leveraged the power of our distribution center in Louisville, Kentucky to increase efficiency. Over the course of the year, our handling cost per unit decreased $0.05, due largely to the state-of-the-industry technology employed at this facility. Potential unit cost reductions, when the systems are fully mature, could reach $0.06 – $0.08 per unit. Our distribution center has ample capacity to support growth for at least the next five years, and we will continue to utilize technologies to reduce our cost per unit.

Execution was especially important in a year when a lockout at the nation's West Coast ports threatened to significantly disrupt product flow. Our logistics team anticipated the potential impact of this situation and secured alternative shipping methods that could be employed in the event of an action. This assured that deliveries were received on a timely basis, and minimized the impact of the lockout on our business.

WHO WE ARE: PEOPLE AND VALUES

We strive every day to provide a workplace that ensures that each individual is respected and that all contributions are recognized and appreciated. Experience demonstrates that our values-based culture supports employee achievement, enhancing our ability to succeed. Our values are clearly defined across all levels of Ann Taylor through our Values and Practices Guidelines, a set of nine core principles that form the heart of our corporate culture.

Our commitment to these principles extends to our dedication to good corporate governance. Our Board and management are committed to assuring that we operate in a transparent environment and in a manner consistent with best practices. During the year, we monitored the changes driven by the Sarbanes-Oxley Act and corporate governance rules proposed by the Securities and Exchange Commission and the New York Stock Exchange to assure that our practices are consistent with emerging standards. We will continue to take action to align our policies with the highest standards in this area.

Our values are more than a set of words on paper, and we strive to ensure that we express who we are as a Company through our activities in the wider world. 2002 marked the sixth consecutive year that Ann Taylor participated in the 2002 Komen New York City Race for the Cure®. Once again we were the largest corporate participant in this event, with 2,150 Ann Taylor associates taking part.

THE YEAR AHEAD

We expect the retail environment to remain challenging in 2003. Anticipating that any economic recovery will be slow and measured, we remain committed to further strengthening our business fundamentals in 2003 through continued disciplined expense and inventory management. We plan to enhance our current technology, which will help support our already strong sourcing infrastructure to manage growth while containing costs. Refined modeling capabilities are being implemented to enable us to better project product needs, which will help drive greater product cost efficiencies and strengthen our relationships with vendors. We are also introducing new processes and technology to deliver more consistent product fit and quality.

Above all, we are focused on driving comparable store sales gains at Ann Taylor by more consistently delivering collections that meet that client's expectations, while leveraging the impressive steadiness of Ann Taylor Loft's performance over time. We expect to meet our goal of rolling out 60–65 new Ann Taylor Loft stores and 10–15 new Ann Taylor stores in 2003, bringing the total store count for the concepts to approximately 363 and 270 stores, respectively, funded by operating cash flow.

To continue our progress, we have a strong, highly experienced and gifted team across the Company, one that has demonstrated its ability to work together to achieve operational and financial excellence in a very difficult year. I'd like to thank each and every one of our associates for their important contributions to our Company's ongoing success. We look forward to building on the progress we've made to realize even higher levels of performance for our shareholders.



Sincerely,

J. Patrick Spainhour
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

FINANCIAL HIGHLIGHTS

	Fiscal Year Ended				
	February 1, 2003	**February 2, 2002**	**February 3, 2001**	**January 29, 2000**	**January 30, 1999**
Net sales (in thousands)	**$1,380,966**	$1,299,573	$1,232,776	$1,084,519	$ 911,939
Percentage increase (decrease)					
in comparable store sales	**-3.9%**	-6.1%	-0.5%	8.4%	7.9%
Net income (in thousands)	**$ 80,158**	$ 29,105	$ 52,363	$ 64,531	$ 39,324
Net income as a percent of sales	**5.8%**	2.2%	4.2%	6.0%	4.3%
Net sales per square foot (in thousands)	**$ 434**	$ 452	$ 496	$ 502	$ 474
Inventory turns	**4.4**	4.7	4.9	4.8	5.0
Return on Average Equity	**12.1%**	4.9%	9.6%	13.6%	9.6%


NET SALES
(in billions)
$0.9
$1.1
$1.2
$1.3
$1.4
1998
1999
2000
2001
2002


GROSS MARGIN RATE
50.0%
50.6%
49.5%
49.8%
54.1%
1998
1999
2000
2001
2002


SG&A AS A PERCENT OF SALES
38.4%
38.2%
40.7%
44.4%
44.3%
1998
1999
2000
2001
2002


OPERATING MARGIN RATE
10.0%
11.4%
7.9%
4.6%
9.8%
1998
1999
2000
2001
2002


EARNINGS PER SHARE
(fully diluted)
$0.96
$1.36
$1.17
$0.67
$1.72
1998
1999
2000
2001
2002


NUMBER OF STORES
ATF
ATL
ATS
13
46
306
365
11
75
319
405
13
133
332
478
10
186
342
538
27
207
584
1998
1999
2000
2001
2002

For additional Financial Highlights, see Part II, Item 6 in the AnnTaylor Stores Corporation Form 10-K (included herein).

BOARD OF DIRECTORS

Gerald S. Armstrong (1) (2)
MANAGING DIRECTOR,
ARENA CAPITAL PARTNERS, LLC

James J. Burke, Jr. (1) (3)
PARTNER, STONINGTON PARTNERS, INC.

Wesley E. Cantrell (2) (3)
RETIRED CHAIRMAN AND CHIEF EXECUTIVE OFFICER, LANIER WORLDWIDE, INC.

Barry Erdos
ANN TAYLOR SENIOR EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER

Robert C. Grayson (2) (3)
MANAGEMENT CONSULTANT

Ronald W. Hovsepian (1)
VENTURE PARTNER,
INTERNET CAPITAL GROUP (ICG)

Rochelle B. Lazarus (2)
CHAIRMAN AND CHIEF EXECUTIVE OFFICER,
OGILVY & MATHER WORLDWIDE

Hanne M. Merriman (1) (3)
RETAIL CONSULTANT

J. Patrick Spainhour
ANN TAYLOR CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Michael W. Trapp (1)
RETIRED PARTNER,
ERNST & YOUNG

(1) Audit Committee
(2) Compensation Committee
(3) Nominating and Corporate Governance Committee

ANN TAYLOR EXECUTIVES

J. Patrick Spainhour*
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Barry Erdos*
SENIOR EXECUTIVE VICE PRESIDENT – CHIEF OPERATING OFFICER

Katherine Lawther Krill*
PRESIDENT – ANN TAYLOR LOFT

Melissa T. LaBau
EXECUTIVE VICE PRESIDENT – RETAIL OPERATIONS

Dwight F. Meyer*
EXECUTIVE VICE PRESIDENT – GLOBAL SOURCING

Catherine Sadler
CHIEF MARKETING OFFICER

Debra Berit
SENIOR VICE PRESIDENT – PLANNING & ALLOCATION – ANN TAYLOR LOFT

Laurie David
SENIOR VICE PRESIDENT – HUMAN RESOURCES

Andra B. Ehrenkranz
SENIOR VICE PRESIDENT – ANN TAYLOR DIRECT AND STRATEGIC PLANNING

Mark Eisen
SENIOR VICE PRESIDENT – DESIGN DEVELOPMENT – ANN TAYLOR STORES

Barbara K. Eisenberg*
SENIOR VICE PRESIDENT – GENERAL COUNSEL AND SECRETARY

Shari Hershon
SENIOR VICE PRESIDENT – DESIGN DEVELOPMENT – ANN TAYLOR LOFT

Adrienne Lazarus-Marlazzi
SENIOR VICE PRESIDENT – GENERAL MERCHANDISE MANAGER – ANN TAYLOR LOFT

Sandra Masters-Aronson
SENIOR VICE PRESIDENT – GENERAL MERCHANDISE MANAGER – ANN TAYLOR STORES

Daniel P. Mulhern
SENIOR VICE PRESIDENT – DIRECTOR OF ANN TAYLOR STORES

Donna Noce Colaco
SENIOR VICE PRESIDENT – ANN TAYLOR FACTORY STORES

Michele Patton
SENIOR VICE PRESIDENT – DIRECTOR OF ANN TAYLOR LOFT

Anthony M. Romano
SENIOR VICE PRESIDENT – LOGISTICS AND PURCHASING

James M. Smith*
SENIOR VICE PRESIDENT – CHIEF FINANCIAL OFFICER AND TREASURER

Pamela Snyder
SENIOR VICE PRESIDENT – GLOBAL SOURCING – ANN TAYLOR STORES

Lorin Thomas-Tavel
SENIOR VICE PRESIDENT – STRATEGIC CLIENT RELATIONSHIPS

Jeanne Varvaro
SENIOR VICE PRESIDENT – SOURCING – ANN TAYLOR LOFT

Bud Wagner
SENIOR VICE PRESIDENT – INFORMATION SERVICES

Sallie A. DeMarsilis*
VICE PRESIDENT AND CONTROLLER

** AnnTaylor Stores Corporation Executive Officer*

SHAREHOLDER INFORMATION

CORPORATE OFFICES
142 West 57th Street, New York, NY 10019
Telephone: (800) 677-6788 or (212) 541-3300

ANNUAL MEETING The 2003 Annual Meeting of Stockholders will be held at 9:00 A.M. on Thursday, May 1, 2003 at The Peninsula Hotel, 700 Fifth Avenue, New York, NY 10019.

FINANCIAL INFORMATION **A copy of the Company's Annual Report on Form 10-K (exclusive of exhibits) for the fiscal year ended February 1, 2003 is available without charge through our web site, http://investor.anntaylor.com, or upon written request to Investor Relations Department, AnnTaylor Stores Corporation, 142 West 57th Street, New York, NY 10019.** You may also call us at (800) 934-6668, Mailbox 9595.

In addition, recent filings with the Securities and Exchange Commission (including the Annual Report on Form 10-K), quarterly earnings results and monthly sales reports are available through our web site at http://investor.anntaylor.com.

OTHER COMPANY INFORMATION Copies of the charters of each of the Company's Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are available on our web site, http://investor.anntaylor.com, or upon written request to Investor Relations Department, AnnTaylor Stores Corporation, 142 West 57th Street, New York, NY 10019.

The Company has Values and Practices Guidelines and Business Conduct Guidelines that apply to all Ann Taylor associates, including our chief executive officer, chief financial officer and principal accounting officer/controller. Copies of our Values and Practices Guidelines and Business Conduct Guidelines are available on our web site at http://investor.anntaylor.com. Any changes or amendments to our Business Conduct Guidelines, and any waiver that applies to our chief executive officer, chief financial officer or principal accounting officer/controller, will also be posted on http://investor.anntaylor.com.

ONLINE STORES Additional information is available at www.anntaylor.com and www.anntaylorloft.com.

STOCK EXCHANGE LISTING The common stock of AnnTaylor Stores Corporation is listed for trading on the New York Stock Exchange (Trading Symbol: ANN).

REGISTRAR AND TRANSFER AGENT Questions about shares registered in your name, change of name or address, lost stock certificates and related matters should be directed to the Company's Common Stock Registrar and Transfer Agent:
Mellon Investor Services, LLC
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 851-9677
www.melloninvestor.com

INDEPENDENT AUDITORS
Deloitte & Touche LLP, New York, NY
www.deloitte.com

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended February 1, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 1-10738

ANNTAYLOR STORES CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	**13-3499319**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
142 West 57th Street, New York, NY	**10019**
(Address of principal executive offices)	(Zip Code)

(212) 541-3300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
Common Stock, $.0068 Par Value	**The New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✔ No ___.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ✔

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes ✔ No ___.

The aggregate market value of the registrant's voting stock held by non-affiliates of the registrant as of August 3, 2002 was $1,010,119,568.

The number of shares of the registrant's common stock outstanding as of February 28, 2003 was 44,581,888.

Documents Incorporated by Reference:

Portions of the Registrant's Proxy Statement for the Registrant's 2003 Annual Meeting of Stockholders to be held on May 1, 2003 are incorporated by reference into Part III.

PART I

ITEM 1. Business

General

AnnTaylor Stores Corporation (the "Company"), through its wholly owned subsidiaries, is a leading national specialty retailer of better quality women's apparel, shoes and accessories sold primarily under the "Ann Taylor" and "Ann Taylor Loft" brand names. The Company believes that "Ann Taylor" is a highly recognized national brand that defines a distinct fashion point of view. Ann Taylor merchandise represents classic styles, updated to reflect current fashion trends. The Company's stores offer a full range of career and casual separates, dresses, tops, weekend wear, shoes and accessories, coordinated as part of a total wardrobing strategy. This total wardrobing strategy is reinforced by an emphasis on client service. Ann Taylor sales associates are trained to assist clients in merchandise selection and wardrobe coordination, helping them achieve the "Ann Taylor look" while reflecting the clients' personal styles. Unless the context indicates otherwise, all references herein to the Company include the Company and its wholly owned subsidiaries.

As of February 1, 2003, the Company operated 584 retail stores in 42 states, the District of Columbia and Puerto Rico under the names Ann Taylor, Ann Taylor Loft and Ann Taylor Factory Stores. The Company's 350 Ann Taylor stores compete in the "better"-priced market. Approximately 62% of these stores are located in regional malls, 26% are located in village shops, and 12% are located in downtown areas. The Company believes that the client base for its Ann Taylor stores consists primarily of relatively affluent, fashion-conscious women from the ages of 25 to 55, and that the majority of its clients are professional women with limited time to shop, who are attracted to Ann Taylor by its focused merchandising and total wardrobing strategies, personalized client service, efficient store layouts and continual flow of new merchandise.

As of February 1, 2003, the Company operated 207 Ann Taylor Loft stores. Approximately 52% of these stores are located in regional malls, 33% are located in lifestyle centers, with the remaining 15% located in downtown and mill locations. Ann Taylor Loft stores compete in the "upper-moderate"-priced market. Ann Taylor Loft is designed for women with a more relaxed lifestyle and work environment, who appreciate the Ann Taylor style but are more price sensitive. Merchandise is created uniquely for these stores and is sold under the Ann Taylor Loft label. The first Ann Taylor Loft stores opened by the Company were located in factory outlet centers. In 1998, the Company began opening Ann Taylor Loft stores outside the factory outlet environment, in regional malls, lifestyle centers and urban and village street locations. During Fiscal 2002, the Company converted 18 Ann Taylor Loft stores located in outlet centers to Ann Taylor Factory stores. Management believes that Ann Taylor Loft represents a significant opportunity for the Company to compete in the upper-moderate-priced women's apparel market. See "Stores and Expansion" and "Competition" below.

At February 1, 2003, the Company also operated 27 Ann Taylor Factory stores in factory outlet centers, including the 18 Ann Taylor Loft stores located in factory outlet centers that were converted during Fiscal 2002. Ann Taylor Factory stores serve as a brand-appropriate clearance vehicle for merchandise from both Ann Taylor and Ann Taylor Loft stores. Additionally, Ann Taylor Factory stores handle an assortment of current season styles created uniquely for these stores and sold under the Ann Taylor Factory store label.

In Fiscal 2000, the Company launched anntaylor.com (the "Online Store"), making Ann Taylor merchandise available for direct retail sale to clients over the Internet. The Online Store was designed as an extension of the in-store experience and offers a wide selection of each season's Ann Taylor collection. The Company believes that the Online Store further builds the Ann Taylor brand and enhances the Company's relationships with clients, as well as creates the opportunity for sales to new and existing clients.

In January 2003, the Company launched anntaylorloft.com. The site currently offers clients a search vehicle for locating stores, as well as the opportunity to sign up to receive catalogs and other promotional materials via regular mail or email. The site is scheduled for e-commerce in early 2004.

Merchandise Design and Production

Substantially all merchandise offered by the Company's stores is developed by the Company's in-house product design and development teams, which design merchandise exclusively for the Company. The Company's merchandising groups determine inventory needs for the upcoming season, edit the assortments developed by the design teams, plan monthly merchandise flows, and arrange for the production of merchandise by independent manufacturers, primarily through the Company's sourcing division or through private label specialists.

The Company's production management and quality assurance departments establish the technical specifications for all Company merchandise, inspect factories in which the merchandise is produced, including periodic in-line inspections while goods are in production to identify potential problems prior to shipment, and, upon receipt, inspect merchandise on a test basis for uniformity of size and color, as well as for conformity with specifications and overall quality of manufacturing.

The Company sources merchandise from approximately 239 manufacturers and vendors, none of which accounted for more than 6% of the Company's merchandise purchases in Fiscal 2002. The Company's merchandise is manufactured in over 24 countries, with approximately 25% of the Company's merchandise manufactured in China, 13% in Hong Kong, 12% in the Philippines, and 10% in Korea. Any event causing a sudden disruption of manufacturing or imports from China, Hong Kong, the Philippines or Korea, including the imposition of additional import restrictions, could have a material adverse effect on the Company's operations. Substantially all of the Company's foreign purchases are negotiated and paid for in U.S. dollars.

The Company cannot predict whether any of the foreign countries in which its products are currently manufactured or any of the countries in which the Company may manufacture its products in the future will be subject to future or increased import restrictions by the U.S. government, including the likelihood, type or effect of any trade restriction. Trade restrictions, including increased tariffs or quotas, against apparel, footwear or other items sold by the Company could affect the importation of such merchandise generally and could increase the cost or reduce the supply of merchandise available to the Company and adversely affect the Company's business, financial condition, results of operations and liquidity. The Company's merchandise flow may also be adversely affected by financial or political instability in any of the countries in which its goods are manufactured or acts of war or terrorism in the United States or worldwide, if it affects the production, shipment or receipt of merchandise from such countries. Merchandise flow may also be adversely affected by significant fluctuation in the value of the U.S. dollar against foreign currencies or restrictions on the transfer of funds. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Statement Regarding Forward Looking Disclosures".

The Company does not maintain any long-term or exclusive commitments or arrangements to purchase merchandise from any single supplier. The Company believes it has good relationships with its suppliers and that, subject to the discussion above, there will continue to be adequate sources to produce a sufficient supply of quality goods in a timely manner and on satisfactory economic terms.

Inventory Control and Merchandise Allocation

The Company's planning departments analyze each store's size, location, demographics, sales and inventory history to determine the quantity of merchandise to be purchased for and the allocation of merchandise to the Company's stores. Upon receipt, merchandise is allocated to achieve an emphasis that is suited to each store's client base. Merchandise typically is sold at its original marked price for several weeks, with the length of time varying by item. The Company reviews its inventory levels on an on-going basis in order to identify slow-moving merchandise styles and broken assortments (items no longer in stock in a sufficient range of sizes) and uses markdowns to clear this merchandise. Markdowns may be used if inventory exceeds client demand for reasons of design, seasonal adaptation or changes in client preference, or if it is determined that the inventory will not sell at its currently marked price. Marked-down items remaining unsold are moved periodically to the Company's Ann Taylor Factory stores, where additional markdowns may be taken.

In Fiscal 2002, inventory turned 4.4 times compared to 4.7 times in Fiscal 2001 and 4.9 times in Fiscal 2000. Inventory turnover is determined by dividing cost of sales by the average of the cost of inventory at the beginning and the end of the period, excluding inventory associated with the Company's sourcing division. Sourcing division inventory consists principally of finished goods in transit from factories.

The Company's comprehensive merchandising information system, implemented in Fiscal 2000, provides improved systems support for the Company's merchandising functions. This system serves as the Company's central source of information regarding merchandise items, inventory management, purchasing, replenishment, receiving and distribution.

The Company uses a centralized distribution system, under which nearly all merchandise is distributed to the Company's stores through its distribution center, located in Louisville, Kentucky. See "Information Systems" and "Properties". Merchandise is shipped by the distribution center to the Company's stores several times each week.

Stores and Expansion

An important aspect of the Company's business strategy is a real estate expansion program designed to reach new clients through the opening of new stores. The Company opens new stores in markets that it believes have a sufficient concentration of its target clients. The Company also adds stores, or expands the size of existing stores, in markets where the Company already has a presence, as market conditions warrant and sites become available. Store locations are determined on the basis of various factors, including geographic location, demographic studies, anchor tenants in a mall location, other specialty stores in a mall or specialty center location or in the vicinity of a village location, and the proximity to professional offices in a downtown or village location. Stores opened in factory outlet centers are located in factory outlet malls in which co-tenants generally include a significant number of outlet or discount stores operated under nationally recognized upscale brand names. Store size also is determined on the basis of various factors, including geographic location, demographic studies, and space availability.

As of February 1, 2003, the Company operated 584 stores throughout the United States, the District of Columbia and Puerto Rico, of which 350 were Ann Taylor stores, 207 were Ann Taylor Loft stores, and 27 were Ann Taylor Factory stores.

The average Ann Taylor store is approximately 5,000 square feet in size. The Company also has three flagship Ann Taylor stores in New York City, San Francisco and Chicago, which represent the fullest assortment of Ann Taylor merchandise. In Fiscal 2002, the Company opened 10 Ann Taylor stores that averaged approximately 5,000 square feet. In Fiscal 2003, the Company plans to open approximately 10-15 Ann Taylor stores, which are expected to average approximately 4,600 square feet.

Ann Taylor Loft stores average approximately 6,000 square feet. In Fiscal 2002, the Company opened 39 Ann Taylor Loft stores that averaged approximately 5,500 square feet. In Fiscal 2003, the Company expects to open approximately 60-65 Ann Taylor Loft stores, which are expected to average approximately 5,500 square feet.

As previously mentioned, the Company converted 18 Ann Taylor Loft stores located in outlet centers to Ann Taylor Factory stores during Fiscal 2002. The Company's 27 Ann Taylor Factory stores average approximately 9,200 square feet.

The Company's stores typically have approximately 20% of their total square footage allocated to stockroom and other non-selling space.

The following table sets forth certain information regarding store openings, expansions and closings for Ann Taylor stores ("ATS"), Ann Taylor Factory stores ("ATFS") and Ann Taylor Loft stores ("ATL") over the past five years:

Fiscal Year	Total Stores Open at Beginning of Fiscal Year	No. Stores Opened During Fiscal Year			No. Stores Expanded During Fiscal Year(a)	No. Stores Closed During Fiscal Year(a)	No. Stores Open at End of Fiscal Year			
		ATS	ATFS	ATL			ATS	ATFS(b)	ATL(b)	Total
1998.............	324	26	---	19	8	4	306	13	46	365
1999.............	365	18	---	29	8	7	319	11	75	405
2000.............	405	18	---	63	4	8	332	13	133	478
2001.............	478	10	---	57	6	7	342	10	186	538
2002.............	538	10	---	39	--	3	350	27	207	584

(a) *All stores expanded and all stores closed were ATS stores, except that in 2002, one store closed was an ATFS store, in 2001; five stores closed were ATFS stores, and two stores closed were ATL stores; in 2000, two stores closed were ATL stores and one store closed was an ATFS store; and in 1998 one store closed was an ATFS store. In addition, two stores closed in 2000 and four stores closed in 1999 were ATS stores that were replaced in the same locations with new ATL stores.*

(b) *In 2002, 2001 and 2000, 18, two and three ATL stores located in factory outlet malls were converted to ATFS stores, respectively.*

The Company believes that its existing store base is a significant strategic asset of its business. The Company's stores are located in some of the most productive retail centers in the United States. In addition, the Company believes that it is among the tenants most highly desired by real estate developers because of its strong Ann Taylor brand franchise and its high average sales per square foot productivity ($434 per square foot in Fiscal 2002).

The Company has invested approximately $192 million in its store base since the beginning of Fiscal 1998; approximately 54% of its stores are either new or have been remodeled, as a result of an expansion or relocation, in the last five years.

The Company's Fiscal 2002 real estate expansion plan resulted in an increase in the Company's total store square footage of approximately 248,000 square feet (net of store closings), or 8.1%, from approximately 3,057,000 square feet at the end of Fiscal 2001 to approximately 3,305,000 square feet at the end of Fiscal 2002. In Fiscal 2003, the Company intends to increase store square footage by approximately 400,000 square feet, or 12%, representing approximately 10-15 new Ann Taylor stores, the expansion or relocation of approximately 7 existing Ann Taylor stores, and approximately 60-65 new Ann Taylor Loft stores.

Capital expenditures for the Company's Fiscal 2002 store expansion program, net of landlord construction allowances, totaled approximately $31 million, including expenditures for store refurbishing and refixturing. The Company expects that capital expenditures for its Fiscal 2003 store expansion program, net of landlord construction allowances, will be approximately $65 million, including expenditures for store refurbishing and refixturing.

The Company's ability to continue to increase store square footage will be dependent upon, among other things, general economic and business conditions affecting consumer confidence and spending, the availability of desirable locations and the negotiation of acceptable lease terms. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Statement Regarding Forward Looking Disclosures".

Information Systems

During Fiscal 2002, work began on an integrated store and merchandise planning system, which will provide for better distribution of merchandise to the Company's stores, as well as improve inventory management. This system is expected to be operational in Fiscal 2003. During Fiscal 2001, the Company completed the renovation project at its distribution center, located in Louisville, Kentucky, to optimize physical capacity and decrease the amount of time it takes to get merchandise to the stores. During this project, the Company replaced the software of the sorting equipment to provide for greater operational stability of the equipment and improved accuracy of product distribution. Additionally, the Company implemented a warehouse management system which integrates the receiving, picking, sorting, packing and shipping systems. This allows the work to be more effectively managed in the distribution center. The integration of the receiving system in the warehouse management system with the core merchandising system establishes the platform for future receiving enhancements. In Fiscal 2000, the Company implemented its core merchandising information system referred to above under "Inventory Control and Merchandise Allocation".

Customer Credit

Clients may pay for merchandise with cash, personal checks, the Ann Taylor credit card, or other credit cards issued by third parties. Credit card sales were 84.1% of net sales in Fiscal 2002, 82.4% of net sales in Fiscal 2001 and 82.1% of net sales in Fiscal 2000. In Fiscal 2002, 12.0% of net sales were made with the Ann Taylor credit card, and 72.1% were made with third-party credit cards.

On February 4, 2002, the Company sold its proprietary credit card portfolio to World Financial Network National Bank (the "Bank") and contracted with Alliance Data Systems Corporation ("ADS"), the Bank's affiliated servicer, to provide private label credit card services to proprietary Ann Taylor credit card customers. During Fiscal 2002, the Company experienced an increase in sales made with the Ann Taylor credit card as a percent of total net sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources".

Brand Building and Marketing

The Company believes that its Ann Taylor and Ann Taylor Loft brands are among its most important assets. The ability of the Company to evolve these brands continuously to appeal to the changing needs and priorities of their distinct target client bases is a key source of its competitive advantage. All aspects of brand development for both retail concepts, including product design, store merchandising and shopping environments, channels of distribution, and marketing and advertising, are controlled by the Company. The Company continues to invest in the development of these brands through, among other things, client research, advertising, in-store marketing, direct mail marketing, and its internet presence. The Company also makes investments to enhance the overall client experience through the opening of new stores, the expansion and remodeling of existing stores, and a focus on client service.

The Company believes it is strategically important to communicate on a regular basis directly with its current client base and with potential clients, through national and regional advertising, as well as through direct mail marketing and in-store presentation. Marketing expenditures as a percentage of sales were 2.2% in Fiscal 2002, 2.6% in Fiscal 2001 and 2.6% in Fiscal 2000.

Trademarks and Service Marks

The "AnnTaylor" and "AnnTaylor Loft" trademarks are registered with the United States Patent and Trademark Office and with the trademark registries of many foreign countries. The Company's rights in the "AnnTaylor" and "AnnTaylor Loft" marks are a significant part of the

Company's business, as the Company believes those trademarks are well known in the women's retail apparel industry. Accordingly, the Company intends to maintain its "AnnTaylor" and "AnnTaylor Loft" marks and related registrations and vigorously protect its trademarks against infringement.

Competition

The women's retail apparel industry is highly competitive. The Company's stores compete with certain departments in national or local department stores, and with other specialty store chains, independent retail stores, catalog and internet businesses that offer similar categories of merchandise. The Company believes that its focused merchandise selection, exclusive fashions, personalized service, wardrobing advice and convenience distinguish it from other apparel retailers. Many of the Company's competitors are considerably larger and have substantially greater financial, marketing and other resources than the Company and there is no assurance that the Company will be able to compete successfully with them in the future.

Employees

As of February 1, 2003, the Company had approximately 10,900 employees, of whom 2,800 were full-time salaried employees, 1,500 were full-time hourly employees and 6,600 were part-time hourly employees working less than 30 hours per week. None of the Company's employees are represented by a labor union. The Company believes that its relationship with its employees is good.

Available Information

The Company makes available on its website at http://investor.anntaylor.com, free of charge, copies of its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after filing such material electronically with, or otherwise furnishing it to, the United States Securities and Exchange Commission (the "SEC").

Statement Regarding Forward-Looking Disclosures

Sections of this annual report on Form 10-K contain various forward-looking statements, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements may use the words "expect", "anticipate", "plan", "intend", "project", "believe" and similar expressions. These forward-looking statements reflect the Company's current expectations concerning future events, and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by the Company to predict accurately client fashion preferences; decline in the demand for merchandise offered by the Company; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of the Company's brand awareness and marketing programs; general economic conditions or a downturn in the retail industry; the inability of the Company to locate new store sites or negotiate favorable lease terms for additional stores or for the expansion of existing stores; lack of sufficient consumer interest in the Company's Online Store; a significant change in the regulatory environment applicable to the Company's business; an increase in the rate of import duties or export quotas with respect to the Company's merchandise; financial or political instability in any of the countries in which the Company's goods are manufactured; acts of war or terrorism in the United States or worldwide; work stoppages, slowdowns or strikes; and other factors set forth in the Company's filings with the SEC. The Company does not assume any obligation to update or revise any forward-looking statements at any time for any reason. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Statement Regarding Forward-Looking Disclosures".

ITEM 2. Properties

As of February 1, 2003, the Company operated 584 stores, all of which were leased. Store leases typically provide for initial terms of ten years, although some leases have shorter or longer initial periods. Some of the leases grant the Company the right to extend the term for one or two additional five-year periods. Some leases also contain early termination options, which can be exercised by the Company under specific conditions. Most of the store leases require the Company to pay a specified minimum rent, plus a contingent rent based on a percentage of the store's net sales in excess of a specified threshold. Most of the leases also require the Company to pay real estate taxes, insurance and certain common area and maintenance costs. The current terms of the Company's leases, including renewal options, expire as follows:

Fiscal Years Lease Terms Expire	Number of Stores
2003 - 2005	117
2006 - 2008	148
2009 - 2011	172
2012 and later	147

Ann Taylor leases corporate offices at 142 West 57th Street in New York City, containing approximately 140,000 square feet and approximately 93,000 square feet of office space at 1372 Broadway in New York City. The leases for these premises expire in 2006 and 2010, respectively. The Company also leases office space in New Haven, Connecticut, containing approximately 39,000 square feet. This lease expires in October 2004.

Ann Taylor's wholly owned subsidiary, AnnTaylor Distribution Services, Inc., owns its 256,000 square foot distribution center located in Louisville, Kentucky. Nearly all Ann Taylor merchandise is distributed to the Company's stores through this facility. The parcel on which the Louisville distribution center is located comprises approximately 20 acres and could accommodate possible future expansion of the facility.

ITEM 3. Legal Proceedings

The Company is a party to routine litigation incident to its business. Although the amount of any liability that could arise with respect to these actions cannot be accurately predicted, in the opinion of the Company, any such liability will not have a material adverse effect on the consolidated financial position, consolidated results of operations, or liquidity of the Company.

ITEM 4. Submission of Matters to a Vote of Security Holders

None.

PART II

ITEM 5. Market for Registrant's Common Equity and Related Stockholder Matters

The Company's common stock is listed and traded on the New York Stock Exchange under the symbol ANN. The number of holders of record of common stock at February 28, 2003 was 575. The following table sets forth the high and low sale prices for the common stock on the New York Stock Exchange for the periods indicated.

In April 2002, the Company's Board of Directors approved a 3-for-2 split of the Company's common stock, in the form of a stock dividend. One additional share of Common stock for every two shares owned was distributed on May 20, 2002 to stockholders of record at the close of business on May 2, 2002. All share and per share amounts for all periods presented in this report have been restated to reflect the stock split.

	Market Price	
	High	Low
Fiscal Year 2002		
Fourth quarter	$ 25.75	$ 17.84
Third quarter	30.07	19.74
Second quarter	33.19	20.57
First quarter	31.85	24.54
Fiscal Year 2001		
Fourth quarter	$ 26.23	$ 15.87
Third quarter	23.80	14.07
Second quarter	26.19	19.50
First quarter	20.60	15.50

The Company has never paid cash dividends on its common stock. As a holding company, the Company's ability to pay dividends is dependent upon the receipt of dividends or other payments from its subsidiaries, including the Company's direct wholly owned subsidiary AnnTaylor, Inc. ("Ann Taylor"). The payment of dividends by Ann Taylor to the Company is subject to certain restrictions under Ann Taylor's Credit Facility described below under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources". The payment of cash dividends on its common stock by the Company is also subject to certain restrictions contained in the Company's guarantee of Ann Taylor's obligations under the Credit Facility. Any determination to pay cash dividends in the future will be at the discretion of the Company's Board of Directors and will be dependent upon the Company's consolidated results of operations, financial condition, contractual restrictions and other factors deemed relevant at that time by the Company's Board of Directors.

ITEM 6. Selected Financial Data

The following historical consolidated income statement and consolidated balance sheet information has been derived from the audited consolidated financial statements of the Company. The Company's consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years ended February 1, 2003, February 2, 2002 and February 3, 2001 and consolidated balance sheets as of February 1, 2003 and February 2, 2002, as audited by Deloitte & Touche LLP, independent auditors, appear elsewhere in this document. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto of the Company included elsewhere in this document. All references to years are to the fiscal year of the Company, which ends on the Saturday nearest January 31 in the following calendar year. All fiscal years for which financial information is set forth below had 52 weeks, except the fiscal year ended February 3, 2001 which had 53 weeks.

	Fiscal Years Ended				
	Feb. 1, 2003	Feb. 2, 2002	Feb. 3, 2001	Jan. 29, 2000	Jan. 30, 1999
	(dollars in thousands, except per square foot data and per share data)				
Consolidated Income Statement Information:					
Net sales	$1,380,966	$1,299,573	$ 1,232,776	$1,084,519	$ 911,939
Cost of sales	633,473	651,808	622,036	536,014	455,724
Gross margin	747,493	647,765	610,740	548,505	456,215
Selling, general and administrative expenses	612,479	576,584	501,460	414,315	350,522
Retirement of assets (a)	---	---	---	---	3,633
Amortization of goodwill (b)	---	11,040	11,040	11,040	11,040
Operating income	135,014	60,141	98,240	123,150	91,020
Interest income	3,279	1,390	2,473	4,378	2,241
Interest expense (c)	6,886	6,869	7,315	11,814	20,358
Income before income taxes and extraordinary loss	131,407	54,662	93,398	115,714	72,903
Income tax provision	51,249	25,557	41,035	50,221	33,579
Income before extraordinary loss	80,158	29,105	52,363	65,493	39,324
Extraordinary loss (d)	---	---	---	962	---
Net income	$ 80,158	$ 29,105	$ 52,363	$ 64,531	$ 39,324
Basic earnings per share before extraordinary loss (e)	$ 1.81	$ 0.67	$ 1.22	$ 1.50	$ 1.02
Extraordinary loss per share (d) (e)	---	---	---	0.02	---
Basic earnings per share (e)	$ 1.81	$ 0.67	$ 1.22	$ 1.48	$ 1.02
Diluted earnings per share before extraordinary loss (e)	$ 1.72	$ 0.67	$ 1.17	$ 1.38	$ 0.96
Extraordinary loss per share (d) (e)	---	---	---	0.02	---
Diluted earnings per share (e)	$ 1.72	$ 0.67	$ 1.17	$ 1.36	$ 0.96
Weighted average shares outstanding (in 000s) (e)	44,248	43,325	42,912	43,532	38,573
Weighted average shares outstanding, assuming dilution (in 000s) (e)	48,301	43,661	46,830	49,273	46,509
Consolidated Operating Information:					
Percentage increase (decrease) in comparable store sales (f)	(3.9)%	(6.1)%	(0.5)%	8.4%	7.9%
Net sales per gross square foot (g)	$ 434	$ 452	$ 496	$ 502	$ 474
Number of stores:					
Open at beginning of period	538	478	405	365	324
Opened during the period	49	67	81	47	45
Expanded during the period	---	6	4	8	8
Closed during the period	3	7	8	7	4
Open at the end of the period	584	538	478	405	365
Total store square footage at end of period	3,305,000	3,057,000	2,695,000	2,280,000	2,038,000
Capital expenditures	$ 45,450	$ 83,693	$ 83,310	$ 53,409	$ 45,131
Depreciation and amortization including goodwill (b)	$ 47,686	$ 54,569	$ 46,073	$ 41,387	$ 39,823
Working capital turnover (h)	5.6x	7.2x	7.6x	6.8x	6.3x
Inventory turnover (i)	4.4x	4.7x	4.9x	4.8x	5.0x
Consolidated Balance Sheet Information (at end of period):					
Working capital (j)	$ 304,076	$ 190,798	$ 172,767	$ 151,368	$ 168,708
Goodwill, net (b)	286,579	286,579	297,619	308,659	319,699
Total assets	1,010,826	883,166	848,115	765,117	775,417
Total debt	121,652	119,530	117,610	115,785	105,157
Preferred securities	---	---	---	---	96,624
Stockholders' equity	714,418	612,129	574,029	515,622	432,699

(Footnotes on following page)

(Footnotes for preceding page. Unless otherwise noted, all per share information is presented on a diluted basis.)

(a) A charge of $3,633,000 ($2,180,000 net of income tax benefit) was recorded in Fiscal 1998 for the retirement of certain assets in connection with the renovation of the Company's corporate offices.

(b) The Company acquired Ann Taylor in a leveraged buyout in 1989. As a result of that transaction, $380,250,000, representing the excess of the allocated purchase price over the fair value of the Company's net assets, was recorded as goodwill and has been amortized on a straight-line basis through the end of Fiscal 2001 using an assumed 40 year life. In addition, as a result of the September 1996 acquisition of the operations that became the Company's sourcing division, the Company recorded goodwill of $38,430,000 that has been amortized on a straight-line basis through the end of Fiscal 2001 using an assumed 25 year life. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" on February 3, 2002. SFAS No. 142 requires that ratable amortization of goodwill be replaced with periodic tests of the goodwill's impairment. The Company tests goodwill for impairment annually, during February, and has determined that the carrying value of its goodwill at February 1, 2003 is not impaired.

(c) Includes non-cash interest expense of $4,261,000, $4,140,000, $4,247,000, $3,026,000, and $1,290,000, in Fiscal 2002, 2001, 2000, 1999, and 1998, respectively, from amortization of deferred financing costs and, in Fiscal 2002, 2001, 2000, and 1999 accretion of original issue discount.

(d) In Fiscal 1999, Ann Taylor incurred an extraordinary loss of $1,603,000 ($962,000, or $0.02 per share, net of income tax benefit) in connection with the redemption of its outstanding 8¾% Subordinated Notes due 2000.

(e) In May 2002, the Company effected a 3 for 2 stock split of its common stock. All share and per share amounts in the financial information have been restated to reflect the split.

(f) Comparable store sales are calculated by excluding the net sales of a store for any month of one period if the store was not also open during the same month of the prior period. A store that is expanded by more than 15% is treated as a new store for the first year following the opening of the expanded store. In addition, in a year with 53 weeks, sales in the last week of that year are not included in determining comparable store sales; therefore, comparable store sales for Fiscal 2000 reflect a 52-week period.

(g) Net sales per gross square foot is determined by dividing net sales for the period by the average of the gross square feet at the beginning and end of each period. Unless otherwise indicated, references herein to square feet are to gross square feet, rather than net selling space.

(h) Working capital turnover is determined by dividing net sales by the average of the amount of working capital at the beginning and end of the period.

(i) Inventory turnover is determined by dividing cost of sales by the average of the cost of inventory at the beginning and end of the period (excluding inventory associated with the Company's sourcing division).

(j) Includes current portion of long-term debt of $1,250,000, $1,400,000, $1,300,000, and $1,206,000, at the end of Fiscal 2001, 2000, 1999 and 1998, respectively. There was no current portion at the end of Fiscal 2002.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Sales

The following table sets forth certain sales and store data for the periods indicated:

	Fiscal Year		
	2002 (52 weeks)	2001 (52 weeks)	2000 (53 weeks)
Net sales ($000)	1,380,966	$ 1,299,573	$ 1,232,776
Total net sales increase percentage (52-week basis)	6.3 %	6.8 %	12.2 %
Total comparable store sales decrease percentage (52-week basis)	(3.9)%	(6.1)%	(0.5)%
Net sales per average gross square foot	$ 434	$ 452	$ 496
Total store square footage at end of period	3,305,000	3,057,000	2,695,000
Number of:			
New stores	49	67	81
Expanded stores	---	6	4
Closed stores	3	7	8
Total stores open at end of period	584	538	478

The Company's net sales do not show significant seasonal variation, although net sales in the fourth quarter have historically been higher than in the other quarters. As a result, the Company has not had significant overhead and other costs generally associated with large seasonal variations.

Results of Operations

The following table sets forth consolidated income statement data expressed as a percentage of net sales for the periods indicated:

	Fiscal Year		
	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of sales	45.9	50.2	50.5
Gross margin	54.1	49.8	49.5
Selling, general and administrative expenses	44.3	44.4	40.7
Amortization of goodwill	---	0.8	0.9
Operating income	9.8	4.6	7.9
Interest income	0.2	0.1	0.2
Interest expense	0.5	0.5	0.6
Income before income taxes	9.5	4.2	7.5
Income tax provision	3.7	2.0	3.3
Net income	5.8%	2.2%	4.2%

Fiscal 2002 Compared to Fiscal 2001

The Company's net sales increased to $1,380,966,000 from $1,299,573,000 in Fiscal 2001, an increase of $81,393,000, or 6.3%. Comparable store sales for Fiscal 2002 decreased 3.9%, compared to a comparable store sales decrease of 6.1% in Fiscal 2001. By division, Fiscal 2002 comparable store sales decreased 5.3% for Ann Taylor and 1.0% for Ann Taylor Loft. The increase in net sales was primarily attributable to the opening of new stores, partially offset by the decrease in comparable store sales in Fiscal 2002. Management believes that the decrease in comparable store sales was, in part, the result of client dissatisfaction with certain of the Company's product offerings and merchandise assortment available in Ann Taylor stores in the Fall 2002 season. Sales were also impacted by an overall reduction in client spending caused by the current economic environment.

Gross margin as a percentage of net sales increased to 54.1% in Fiscal 2002 from 49.8% in Fiscal 2001. The increase in gross margin is the combined result of higher full price sales and higher margin rates achieved on full price and non-full price sales at both divisions. Fiscal 2001 gross margin was impacted by approximately $4,100,000 in pre-tax nonrecurring charges, which related to the inventory write-off associated with the discontinuation of the Ann Taylor cosmetics line, and inventory costs associated with canceling certain Fall 2001 and Spring 2002 merchandise orders.

Selling, general and administrative expenses were $612,479,000, or 44.3% of net sales in Fiscal 2002, compared to $576,584,000, or 44.4% of net sales, in Fiscal 2001. Lower internet costs and reduced marketing spending were offset by an increase in the provision for management performance bonus and higher tenancy expenses. Fiscal 2001 selling, general and administrative expenses included approximately $12,900,000 in pre-tax nonrecurring charges. Approximately $7,200,000 of this amount related to the write-down of certain anntaylor.com assets, based upon projected cash flows, which were not deemed adequate to support the carrying value of the assets associated with this ongoing business. An additional $3,300,000 related to the cost, net of insurance proceeds, of settling a class action lawsuit. The remaining $2,400,000 represented the write-off of certain fixed assets related to the discontinuation of the Ann Taylor cosmetics line, and severance costs associated with reductions made in the Company's store and home office workforce.

Operating income increased to $135,014,000, or 9.8% of net sales in Fiscal 2002, from $60,141,000, or 4.6% of net sales, in Fiscal 2001. There was no goodwill amortization recorded in Fiscal 2002, in accordance with SFAS No. 142, which the Company adopted in February 2002. The Company recorded goodwill amortization of $11,040,000, or 0.8% of net sales, during Fiscal 2001.

Interest income was $3,279,000 in Fiscal 2002, compared to $1,390,000 in Fiscal 2001. The increase was primarily attributable to higher cash on hand during Fiscal 2002 compared to Fiscal 2001, partially offset by lower interest rates.

Interest expense was $6,886,000 in Fiscal 2002, compared to $6,869,000 in Fiscal 2001. The weighted average interest rate on the Company's outstanding indebtedness at February 1, 2003 was 3.75%.

The income tax provision was $51,249,000, or 39.0% of income before income taxes in Fiscal 2002, compared to $25,557,000, or 46.8% of income before income taxes in Fiscal 2001. The decrease in the effective income tax rate is primarily the result of non-deductible goodwill expense incurred in Fiscal 2001, which, as previously discussed, was not recorded in Fiscal 2002.

As a result of the foregoing factors, the Company had net income of $80,158,000, or 5.8% of net sales for Fiscal 2002, compared to net income of $29,105,000, or 2.2% of net sales, for Fiscal 2001.

Fiscal 2001 Compared to Fiscal 2000

The Company's net sales increased to $1,299,573,000 over $1,232,776,000 in Fiscal 2000, an increase of $66,797,000, or 5.4%. Comparable store sales for Fiscal 2001 decreased 6.1%, compared to a decrease of 0.5% in Fiscal 2000. Total sales for Fiscal 2001 were up 6.8% from $1,216,808,000 for the 52-week period ended January 27, 2001. The sales increase was primarily attributable to the opening of new stores and the expansion of existing stores, partially offset by the decrease in comparable store sales in Fiscal 2001. Management believes that the decrease in comparable store sales was, in part, the result of client dissatisfaction with certain of the Company's product offerings and merchandise assortment available in Ann Taylor stores in the Spring 2001 season. Sales were also impacted by an overall reduction in client spending caused by the current economic environment, as well as the impact of the events of September 11, 2001.

Gross margin as a percentage of net sales increased to 49.8% in Fiscal 2001 from 49.5% in Fiscal 2000. The increase in gross margin reflects higher margin rates achieved on full price and non-full price sales at both divisions, offset, in part, by higher promotional sales activity in Fiscal 2001 compared to the prior year, and the affect on gross margin of a pre-tax nonrecurring charge recorded in the fourth quarter of Fiscal 2001. In the fourth quarter of Fiscal 2001, the Company incurred an approximate $4,100,000 pre-tax nonrecurring charge affecting gross margin, which related to the inventory write-off associated with the discontinuation of the Ann Taylor cosmetics line, and inventory costs associated with canceling certain Fall 2001 and Spring 2002 merchandise orders.

Selling, general and administrative expenses were $576,584,000, or 44.4% of net sales, in Fiscal 2001, compared to $501,460,000, or 40.7% of net sales, in Fiscal 2000. The increase in selling, general and administrative expenses as a percentage of net sales was primarily attributable to the impact of a pre-tax nonrecurring charge recorded during the fourth quarter of Fiscal 2001, decreased leverage on fixed expenses resulting from negative comparable store sales, and increases in tenancy and Loft store operations expenses due to expansion. In the fourth quarter of Fiscal 2001, the Company incurred an approximate $12,900,000 pre-tax nonrecurring charge affecting selling, general and administrative costs. Approximately $7,200,000 of the nonrecurring charge related to the write-down of certain anntaylor.com assets, based upon projected cash flows, which were not deemed adequate to support the carrying value of the assets associated with this ongoing business. An additional $3,300,000 related to the cost, net of insurance proceeds, of settling a class action lawsuit. The remaining $2,400,000 represented the write-off of certain fixed assets related to the discontinuation of the Ann Taylor cosmetics line, and severance costs associated with reductions made in the Company's store and home office workforce. During the first quarter of Fiscal 2000, the Company incurred a pre-tax nonrecurring charge of approximately $8,500,000 in connection with an extensive review conducted with the Company's financial and legal advisors of various strategic approaches to enhance shareholder value. In the fourth quarter of Fiscal 2000, the Company recorded a nonrecurring pre-tax charge of $2,200,000 relating to the costs of the Company's obligations under a former executive's employment contract with the Company, in connection with the executive's resignation in January 2001.

Operating income decreased to $60,141,000, or 4.6% of net sales, in Fiscal 2001, from $98,240,000, or 7.9% of net sales, in Fiscal 2000. Amortization of goodwill was $11,040,000, or 0.8% of net sales, in Fiscal 2001, compared to $11,040,000, or 0.9% of net sales, in Fiscal 2000. Operating income without giving effect to such amortization was $71,181,000, or 5.4% of net sales, in Fiscal 2001 and $109,280,000, or 8.8% of net sales, in Fiscal 2000.

Interest income was $1,390,000 in Fiscal 2001, compared to $2,473,000 in Fiscal 2000. The decrease was primarily attributable to lower cash on hand and lower interest rates during Fiscal 2001 compared to Fiscal 2000.

Interest expense was $6,869,000 in Fiscal 2001, compared to $7,315,000 in Fiscal 2000. The weighted average interest rate on the Company's outstanding indebtedness at February 2, 2002 was 3.75%.

The income tax provision was $25,557,000, or 46.8% of income before income taxes in Fiscal 2001, compared to $41,035,000, or 43.9% of income before income taxes in Fiscal 2000. The effective tax rates for both periods were higher than the statutory rates, primarily as a result of non-deductible goodwill expense.

As a result of the foregoing factors, the Company had net income of $29,105,000, or 2.2% of net sales, for Fiscal 2001, compared to net income of $52,363,000, or 4.2% of net sales, for Fiscal 2000.

Changes in Financial Position

Accounts receivable decreased to $10,367,000 at the end of Fiscal 2002 from $65,598,000 at the end of Fiscal 2001, a decrease of $55,231,000, or 84.2%. This decrease was primarily attributable to the sale of the Company's proprietary credit card accounts receivable.

Merchandise inventories increased to $185,484,000 at February 1, 2003 from $180,117,000 at February 2, 2002, an increase of $5,367,000 or 3.0%. Merchandise inventories at February 1, 2003 and February 2, 2002 included approximately $41,771,000 and $37,558,000, respectively, of inventory associated with the Company's sourcing division, which is principally finished goods in transit from factories. The increase in merchandise inventories is primarily due to inventory purchased to support new stores opened since the beginning of the year. Total store square footage increased to approximately 3,305,000 square feet at February 1, 2003 from approximately 3,057,000 square feet at February 2, 2002. Merchandise inventory on a per-square-foot basis, excluding inventory associated with the Company's sourcing division, was approximately $43 at the end of Fiscal 2002, compared to $47 at the end of Fiscal 2001. Inventory turned 4.4 times in Fiscal 2002, compared to 4.7 times in Fiscal 2001, excluding inventory associated with the Company's sourcing division. Inventory turnover is determined by dividing cost of sales by the average of the cost of inventory at the beginning and end of the period (excluding inventory associated with the sourcing division).

Accounts payable increased to $57,058,000 at the end of Fiscal 2002 from $52,011,000 at the end of Fiscal 2001, an increase of $5,047,000, or 9.7%. The increase in accounts payable is primarily due to the timing of payments to vendors.

Accrued liabilities increased to $94,137,000 at the end of Fiscal 2002 from $82,007,000 at the end of Fiscal 2001, an increase of $12,130,000, or 14.8%. The increase in accrued liabilities is primarily attributable to an increase in the provision for management performance bonus.

Liquidity and Capital Resources

The Company's primary source of working capital is cash flow from operations. The following table sets forth material measures of the Company's liquidity:

	Fiscal Year		
	2002	2001	2000
	(dollars in thousands)		
Cash provided by operating activities	$159,047	$ 78,579	$ 77,422
Working capital	$304,076	$190,798	$172,767
Current ratio	3.01:1	2.41:1	2.22:1
Debt to equity ratio	.17:1	.20:1	.20:1

Cash provided by operating activities in Fiscal 2002, as presented on the consolidated statements of cash flows, primarily resulted from earnings, non-cash charges and increases in accounts payable and accrued liabilities, partially offset by an increase in merchandise inventories.

On April 30, 2001, Ann Taylor entered into an Amended and Restated $175,000,000 senior secured revolving Credit Facility (the "Credit Facility") with Bank of America N.A. and a syndicate of lenders. This Credit Facility was amended on December 20, 2001 and on August 29, 2002 to adjust certain ratio provisions, and amend certain definitions used in the calculation of ratios required in the Credit Facility. The Credit Facility matures on April 29, 2004.

Maximum availability for loans and letters of credit under the Credit Facility is governed by a monthly borrowing base, determined by the application of specified advance rates against certain eligible assets. Based on this calculation, the maximum amount available for loans and letters of credit under the Credit Facility at February 1, 2003 was $175,000,000. Commercial and standby letters of credit outstanding under the Credit Facility as of February 1, 2003 were approximately $97,114,000. Loans outstanding under the Credit Facility at any time may not exceed $75,000,000. In addition, the Credit Facility requires that the outstanding loan balance be reduced to zero for a 30-day period each calendar year. There were no loans outstanding at any time during Fiscal 2002.

Amounts outstanding under the Credit Facility bear interest at a rate equal to, at Ann Taylor's option, the Bank of America Base Rate, defined as the higher of (a) the Federal Funds Rate plus one-half of 1% and (b) the Prime Rate for such day, or Eurodollar Rate; plus, in either case, a margin ranging from 0.25% to 2.00%. Ann Taylor is also required to pay the lenders a quarterly commitment fee on the unused revolving loan commitment amount at a rate ranging from 0.30% to 0.50% per annum. Fees for outstanding commercial and standby letters of credit range from 0.50% to 0.875% and from 1.25% to 2.00%, respectively. Premiums ranging from 0.125% to 0.50% may apply to all interest and commitment fees, depending on the calculated Leverage ratio.

The Credit Facility contains financial and other covenants, including limitations on indebtedness, liens and investments, restrictions on dividends or other distributions to stockholders and maintenance of certain financial ratios including specified levels of tangible net worth.

The lenders have been granted a pledge of the common stock of Ann Taylor and certain of its subsidiaries, and a security interest in substantially all other tangible and intangible assets, including trademarks, inventory, store furniture and fixtures, of Ann Taylor and its subsidiaries, as collateral for Ann Taylor's obligations under the Credit Facility.

Dividends and distributions are restricted by the Credit Facility. The Company has never paid cash dividends on its common stock.

During Fiscal 1999, the Company completed the issuance of an aggregate of $199,072,000 principal amount at maturity of its Convertible Subordinated Debentures due 2019 ("Convertible Debentures"). The Convertible Debentures were sold at an original issue price of $552.56 per $1,000 principal amount at maturity of Debenture. Cash interest is payable on the principal amount at maturity of the Convertible Debentures at the rate of 0.55% per annum. This interest rate and the accrual of original issue discount represent a yield to maturity on the Convertible Debentures of 3.75%. The Convertible Debentures are convertible at the option of the holders thereof initially into 18.117 shares of the Company's common stock per $1,000 principal amount at maturity of Debenture. The Convertible Debentures may be redeemed at the Company's option on or after June 18, 2004. In addition, the Company is obligated to purchase on specified purchase dates, beginning June 18, 2004 and each five years thereafter, at specified Put Prices plus accrued cash interest to the purchase date, any outstanding Convertible Debentures for which a written notice has been received from the holder. The Company's obligations with respect to the Convertible Debentures are guaranteed on a subordinated basis by Ann Taylor.

During Fiscal 2002 the seven-year mortgage loan related to the Company's distribution center land and building in Louisville, Kentucky was paid in full. Ann Taylor and its wholly owned subsidiary, AnnTaylor Distribution Services, Inc., were parties to the $7,000,000 seven-year mortgage loan.

The Company's capital expenditures totaled $45,450,000, $83,693,000 and $83,310,000 in Fiscal 2002, 2001 and 2000, respectively. Capital expenditures were primarily attributable to the Company's store expansion, renovation and refurbishment programs, as well as the investment the Company made in certain information systems and the Company's corporate offices. These expenditures also include, in Fiscal 2001 and Fiscal 2000, capital expenditures related to the Company's Internet e-commerce Web site, and related enhancements to the material handling system at the Company's distribution center. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Fiscal 2001 Compared to Fiscal 2000" for information regarding the asset write-off associated with the Company's Online Store. The Company expects its total capital expenditure requirements in Fiscal 2003 will be approximately $85,000,000, including capital for new store construction for a planned square footage increase of approximately 400,000 square feet, or 12%, as well as capital to support continued investments in information systems and a refurbishment program for its existing store base. The actual amount of the Company's capital expenditures will depend in part on the number of stores opened, expanded and refurbished and on the amount of construction allowances the Company receives from the landlords of its new or expanded stores. See "Business--Stores and Expansion".

The Company occupies its retail stores and administrative facilities under operating leases, most of which are non-cancelable. Some leases contain renewal options for periods ranging from one to ten years under substantially the same terms and conditions as the original leases. Some leases also contain early termination options, which can be exercised by the Company under specific conditions. Most of the store leases require payment of a specified minimum rent, plus a contingent rent based on a percentage of the store's net sales in excess of a specified threshold. In addition, most of the leases require payment of real estate taxes, insurance and certain common area and maintenance costs in addition to the future minimum lease payments shown below.

Future minimum lease payments under non-cancelable operating leases as of February 1, 2003 are as follows:

Fiscal Year	(in thousands)
2003	$ 145,759
2004	144,982
2005	136,510
2006	115,689
2007	106,621
2008 and thereafter	386,832
Total	$1,036,393

On September 9, 1999, the Company announced a securities repurchase program authorized by its Board of Directors, pursuant to which the Company was authorized to purchase up to $40,000,000 of the Company's common stock and/or Convertible Debentures, through open market purchases and privately negotiated transactions. In January 2000, the Board of Directors authorized a $50,000,000 increase in the securities repurchase program, bringing the total amount of securities that could have been repurchased under the program to $90,000,000. In the third and fourth quarters of Fiscal 1999, the Company repurchased an aggregate of 4,518,750 shares of its common stock, for an aggregate repurchase price of $89,900,000 (exclusive of brokerage commissions), pursuant to this program. All of the repurchased shares became treasury shares available for general corporate and other purposes. No Convertible Debentures were purchased.

In August 2002, the Company's Board of Directors authorized a $50 million securities repurchase program. The repurchase program is subject to compliance with the Company's revolving credit agreement. Pursuant to this program, purchases of shares of the Company's Common Stock and/or its Convertible Debentures due 2019 may be made from time to time, subject to market conditions and at prevailing market prices, through open market purchases or in privately negotiated transactions. Repurchased shares of Common Stock will become treasury shares available for general corporate and other purposes. Repurchased Convertible Debentures will be cancelled. The Company repurchased 300,000 shares of its common stock during February 2003 in connection with this securities repurchase program, at a total cost of approximately $5,900,000.

In order to finance its operations and capital requirements, the Company expects to use internally generated funds and trade credit and funds available to it under the Credit Facility. The Company believes that cash flow from operations and funds available under the Credit Facility are sufficient to enable it to meet its ongoing cash needs for its business, as presently conducted, for the foreseeable future.

On February 4, 2002, the Company sold its proprietary credit card portfolio to World Financial Network National Bank (the "Bank"). The associated gain of $2,095,000 is reported in selling, general and administrative expenses in the Consolidated Statements of Income for Fiscal 2002. In connection with the sale, the Company contracted with Alliance Data Systems Corporation ("ADS"), the Bank's affiliated servicer, to provide private label credit card services to proprietary Ann Taylor credit card clients. Under the terms of the transaction, ADS will manage the Ann Taylor credit card program, and pay the Company a percentage of all collected finance charges.

The Company is party to a 3-year contract for services to provide training to store associates, and maintenance and support for related software. Payments under this contract total $6,500,000 in each of Fiscal 2003 and Fiscal 2004, and $5,000,000 in Fiscal 2005.

Substantially all full-time employees of the Company are covered under a noncontributory defined benefit pension plan. The Company's funding obligations and liability under the terms of the plan are determined using certain actuarial assumptions, including a discount rate of 6.75% and an expected long-term rate of return on plan assets of 8.5%. The discount rate selected was determined based on the change in the Moody's Aa corporate bond yields, which have decreased by 59 basis points over the course of Fiscal 2002. On this basis, the discount rate utilized was adjusted from 7.50% at February 2, 2002 to 6.75% at February 1, 2003. The market-related value of plan assets for determining pension expense is equal to the fair value of plan assets, recognizing gains or losses as they occur. Plan assets as of February 1, 2003 are allocated 50% in equities, 33% in bond related funds and 17% in short-term investments. For purposes of developing long-term rates of return, it was assumed that the short-term investments were reallocated to equities, yielding assumed long-term rates of return of 10% and 6% for equities and bond-related funds, respectively. In selecting an expected long-term rate of return on plan assets, consideration was given to the Company's historical annual rate of return over a 7-year period, which averaged 8.8% per year. In light of this, and in view of current market conditions, the expected long-term rate of return on plan assets utilized was reduced from 9.0% for the fiscal year ended February 1, 2003 to 8.5% for the fiscal year ending January 31, 2004.

In April 2002, the Company's Board of Directors approved a 3-for-2 stock split of the Company's common stock in the form of a stock dividend. One additional share of common stock for every two shares owned was distributed on May 20, 2002 to stockholders of record at the close of business on May 2, 2002. See Note 2 of the Condensed Consolidated Financial Statements for adjusted shares and per share data reflecting the issuance of additional shares in connection with the stock split.

On May 18, 2000, the Board of Directors of the Company adopted a Stockholder Rights Plan, pursuant to which Rights were distributed as a dividend at the rate of one Right for each share of common stock of the Company held by stockholders of record as of the close of business on May 30, 2000. As a result of the 3-for-2 split of the Company's common stock on May 20, 2002, each share of common stock now represents two-thirds of a Right. Each Right entitles stockholders to buy one unit of a share of a new series of preferred stock for $125. Under certain circumstances, if a person or group acquires beneficial ownership of 15% or more of the Voting Power of the Company as represented by the Company's common stock, or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the Voting Power of the Company as represented by the Company's common stock, holders of the Rights (other than the person or group triggering their exercise) will be able to purchase, in exchange for the $125 exercise price, shares of the Company's common stock or of any company into which the Company is merged having a value of $250. The Rights will expire on May 18, 2010.

The Company is self-insured for expenses related to its employee point of service medical and dental plans, and its worker's compensation plan, up to certain thresholds. Claims filed, as well as claims incurred but not reported, are accrued based on management's estimates, using information received from plan administrators, historical analysis, and other relevant data. Management believes that it has taken reasonable steps to ensure that the Company is adequately accrued for costs incurred related to these programs at February 1, 2003.

Recent Accounting Pronouncements

Effective February 3, 2002 the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 requires that ratable amortization of goodwill be replaced by periodic tests for impairment within six months of the date of adoption, and then on a periodic basis thereafter. Based on the impairment testing performed in February 2003, management determined that there was no impairment loss related to the net carrying value of the Company's recorded goodwill.

In July 2001, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which provides accounting requirements for retirement obligations associated with tangible long-lived assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 has not had a significant impact on the Company's consolidated financial statements.

In August 2001, The FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement addresses accounting and reporting for the impairment or disposal of long-lived assets, other than goodwill, including discontinued operations. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 has had no impact on the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 primarily affects the reporting requirements and classification of gains and losses from the extinguishment of debt, rescinds the transitional accounting requirements for intangible assets of motor carriers, and requires that certain lease modifications with economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 is effective for financial statements issued after April 2002, with the exception of the provisions affecting the accounting for lease transactions, which should be applied for transactions entered into after May 15, 2002, and the provisions affecting classification of gains and losses from the extinguishment of debt, which should be applied in fiscal years beginning after May 15, 2002. Management has determined that the adoption of SFAS No. 145 will have no immediate impact on the Company's consolidated financial statements, but will evaluate in future periods the classification of any debt extinguishment costs in accordance with APB Opinion No. 30 "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions".

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by Emerging Issues Task Force ("EITF") No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 replaces EITF No. 94-3, and is required to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company adopted SFAS No. 146 during the fourth quarter of Fiscal 2002 with no material impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based *Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123".* FASB Statement No. 148 amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FASB Statement No. 148 amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The statement is effective for fiscal years ending after December 15, 2002. The Company has considered the optional fair value method accounting allowed under SFAS No. 148 and has elected to continue using the intrinsic value method under which no compensation costs have been recognized for stock based compensation. The Company has adopted the amended disclosure requirements of SFAS No. 148. Pro forma net income and earnings per share as if the fair value based method had been applied are presented in the Summary of Significant Accounting Policies in Note 1 of the Consolidated Financial Statements.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 clarifies and expands on existing disclosure requirements for guarantees, and clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability equal to the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN No. 45 are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are effective for financial statements issued after December 15, 2002. The Company adopted FIN No. 45 during the fourth quarter of Fiscal 2002 with no material impact on the Company's consolidated financial statements.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities – an Interpretation of Accounting Research Bulletin No. 51". FIN No. 46 requires unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks and rewards of ownership among their owners and other parties involved. The provisions of FIN No. 46 are applicable immediately to all variable interest entities created after January 31, 2003 and variable interest entities in which a company obtains an interest after that date. For variable interest entities created before January 31, 2003, the provisions of this interpretation are effective July 1, 2003. Management is currently evaluating the provisions of this interpretation, and does not believe that it will have a significant impact on the Company's consolidated financial statements.

Critical Accounting Policies

On December 12, 2001, the United States Securities and Exchange Commission (the "SEC") issued Financial Reporting Release ("FRR") No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies", which encourages the identification and disclosure of the most critical accounting policies applied in the preparation of a company's financial statements. In response to FRR No. 60, management has determined that the Company's most critical accounting policies are those related to merchandise inventory valuation, intangible asset impairment, and income taxes. These policies are further described in the Notes to the Consolidated Financial Statements, and in relevant sections of this discussion and analysis.

Inventory is valued at the lower of average cost or market, at the individual item level. Market is determined based on the estimated net realizable value, which is generally the merchandise selling price. Inventory levels are monitored to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and markdowns are used to clear such merchandise. Inventory value is reduced immediately when the selling price is marked below cost. Physical inventory counts are performed annually each January, and estimates are made for shortage during the period between the last physical inventory count and the balance sheet date.

Pursuant to the adoption of SFAS No. 142 in February 2002, management performed impairment testing which considered the Company's net discounted future cash flows in determining whether an impairment charge related to the carrying value of the Company's recorded goodwill was necessary, and concluded that there was no such impairment loss. This will be reevaluated annually, or more frequently if necessary, using similar testing. In the case of long-lived tangible assets, if the undiscounted future cash flows related to the long-lived assets are less than the assets' carrying value, a similar impairment charge would be considered. Management's estimate of future cash flows is based on historical experience, knowledge, and market data. These estimates can be affected by factors such as those outlined in the Statement Regarding Forward-Looking Disclosures.

The Company follows SFAS No. 109 "Accounting for Income Taxes," which requires the use of the liability method. Deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. Inherent in the measurement of these deferred balances are certain judgments and interpretations of existing tax law and other published guidance as applied to the Company's operations. No valuation allowance has been provided for deferred tax assets, since management anticipates that the full amount of these assets should be realized in the future. The Company's effective tax rate considers management's judgment of expected tax liabilities in the various taxing jurisdictions within which it is subject to tax. The Company has also been involved in both foreign and domestic tax audits. At any given time, many tax years are subject to audit by various taxing authorities.

Management believes these critical accounting policies represent the more significant judgments and estimates used in the preparation of the Company's consolidated financial statements.

Statement Regarding Forward-Looking Disclosures

Sections of this Annual Report on Form 10-K, including the preceding Management's Discussion and Analysis of Financial Condition and Results of Operations, contain various forward-looking statements, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements may use the words "expect", "anticipate", "plan", "intend", "project", "believe" and similar expressions. These forward-looking statements reflect the Company's current expectations concerning future events, and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by the Company to predict accurately client fashion preferences; decline in the demand for merchandise offered by the Company; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of the Company's brand awareness and marketing programs; general economic conditions or a downturn in the retail industry; the inability of the Company to locate new store sites or negotiate favorable lease terms for additional stores or for the expansion of existing stores; lack of sufficient consumer interest in the Company's Online Store; a significant change in the regulatory environment applicable to the Company's business; an increase in the rate of import duties or export quotas with respect to the Company's merchandise; financial or political instability in any of the countries in which the Company's goods are manufactured; acts of war or terrorism in the United States or worldwide; work stoppages, slowdowns or strikes; and other factors set forth in the Company's filings with the SEC. The Company does not assume any obligation to update or revise any forward-looking statements at any time for any reason.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company maintains the majority of its cash and cash equivalents in financial instruments with original maturity dates of three months or less. These financial instruments are subject to interest rate risk and will decline in value if interest rates increase. Due to the short duration of these financial instruments, a change of 100 basis points in interest rates would not have a material effect on the Company's financial condition.

The Company's outstanding long-term debt as of February 1, 2003 bears interest at fixed rates; therefore, the Company's consolidated results of operations would only be affected by interest rate changes to the extent that fluctuating rate loans are outstanding under the Credit Facility. As of February 1, 2003, the Company has no such amounts outstanding. The effect of interest rate changes on the Company would depend on the amount of indebtedness outstanding at the time and the amount of such change.

ITEM 8. Financial Statements and Supplementary Data

The following consolidated financial statements of the Company for the years ended February 1, 2003, February 2, 2002 and February 3, 2001 are included as a part of this Report (See Item 15):

Consolidated Statements of Income for the fiscal years ended February 1, 2003, February 2, 2002 and February 3, 2001.

Consolidated Balance Sheets as of February 1, 2003 and February 2, 2002.

Consolidated Statements of Stockholders Equity for the fiscal years ended February 1, 2003, February 2, 2002 and February 3, 2001.

Consolidated Statements of Cash Flows for the fiscal years ended February 1, 2003, February 2, 2002 and February 3, 2001.

Notes to Consolidated Financial Statements.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

PART III

ITEM 10. Directors and Executive Officers of the Registrant

The information required by this item is incorporated herein by reference to the Sections entitled “Election of Class III Directors", “Executive Officers", “Audit Committee Report" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement for its 2003 Annual Meeting of Stockholders.

The Company has Business Conduct Guidelines that apply to all Ann Taylor associates, including its chief executive officer, chief financial officer, and principal accounting officer/controller. A copy of the Company's Business Conduct Guidelines is attached to this Annual Report on Form 10-K and will also be available at http://investor.anntaylor.com. Any future changes or amendments to the Business Conduct Guidelines, and any waiver that applies to the Company's chief executive officer, chief financial officer, or principal accounting officer/controller, will also be posted on http://investor.anntaylor.com.

ITEM 11. Executive Compensation

The information required by this item is incorporated herein by reference to the Sections entitled "Compensation of Directors and Related Matters", "Compensation Committee Interlocks and Insider Participation in Compensation Decisions" and “Executive Compensation" in the Company's Proxy Statement for its 2003 Annual Meeting of Stockholders.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management

The information required by this item is incorporated herein by reference to the Sections entitled "Beneficial Ownership of Common Stock" and “Equity Compensation Plan Information" in the Company's Proxy Statement for its 2003 Annual Meeting of Stockholders.

ITEM 13. Certain Relationships and Related Transactions

The information required by this item is incorporated herein by reference to the Section entitled "Compensation Committee Interlocks and Insider Participation in Compensation Decisions" in the Company's Proxy Statement for its 2003 Annual Meeting of Stockholders.

ITEM 14. Controls and Procedures

Under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, the Company has conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as such term is defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act")) as of a date within 90 days of the filing of this annual report (the “Evaluation Date"). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's reports filed or submitted under the Exchange Act. There were no significant changes in the Company's internal controls or in other factors that could significantly affect such controls subsequent to the Evaluation Date, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART IV

ITEM 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) List of documents filed as part of this Annual Report:

1. The following consolidated financial statements of the Company are filed as part of this Annual Report:

   Independent Auditors' Report; Consolidated Statements of Income for the fiscal years ended February 1, 2003, February 2, 2002 and February 3, 2001; Consolidated Balance Sheets as of February 1, 2003 and February 2, 2002; Consolidated Statements of Stockholders' Equity for the fiscal years ended February 1, 2003, February 2, 2002 and February 3, 2001; Consolidated Statements of Cash Flows for the fiscal years ended February 1, 2003, February 2, 2002 and February 3, 2001; Notes to Consolidated Financial Statements.

2. Schedules other than the above have been omitted because they are either not applicable or the required information has been disclosed in the consolidated financial statements or notes thereto.

3. The exhibits filed as a part of this Annual Report are listed in the exhibit index below.

(b) Reports on Form 8-K:

The Company filed the following report on Form 8-K during the quarter ended February 1, 2003:

Date of Report	Item(s) Reported
1/23/03	Item 5 and Item 7

(c) Exhibit Index.

Exhibit Number

3.1 Restated Certificate of Incorporation of the Company. Incorporated by reference to Exhibit 3.1 to the Form 10-Q of the Company for the Quarter ended May 1, 1999 filed on June 11, 1999.

3.1.1 Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company, dated May 18, 1999. Incorporated by reference to Exhibit 3.1 to the Form 10-Q of the Company for the Quarter ended May 1, 1999 filed on June 11, 1999.

3.2 By-Laws of the Company. Incorporated by reference to Exhibit 3.2 to the Form 10-Q of the Company for the Quarter ended November 2, 1991 filed on December 17, 1991 (Registration No. 33-28522).

4.1 Indenture, dated as of June 18, 1999, between the Company, Ann Taylor, and the Bank of New York, as Trustee relating to the Company's Convertible Subordinated Debentures due 2019. Incorporated by reference to Exhibit 4.01 to the Registration Statement of the Company filed on September 13, 1999 (Registration No. 333-86955).

Exhibit Number

4.2	Registration Rights Agreement, dated as of June 18, 1999, between the Company, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith and Banc America Securities LLC. Incorporated by reference to Exhibit 4.02 to the Registration Statement of the Company filed on September 13, 1999 (Registration No. 333-86955).
4.3	Rights Agreement, dated as of May 18, 2000, between AnnTaylor Stores Corporation and Continental Stock Transfer & Trust Company. Incorporated by reference to Exhibit 4 of Form 8-K of the Company filed on May 23, 2000.
10.1	Lease, dated as of March 17, 1989, between Carven Associates and Ann Taylor concerning the West 57th Street headquarters. Incorporated by reference to Exhibit 10.21 to the Registration Statement of the Company and Ann Taylor filed on May 3, 1989 (Registration No. 33-28522).
10.1.1	First Amendment to Lease, dated as of November 14, 1990, between Carven Associates and Ann Taylor. Incorporated by reference to Exhibit 10.17.1 to the Registration Statement of the Company filed on April 11, 1991 (Registration No. 33-39905).
10.1.2	Second Amendment to Lease, dated as of February 28, 1993, between Carven Associates and Ann Taylor. Incorporated by reference to Exhibit 10.17.2 to the Annual Report on Form 10-K of the Company filed on April 29, 1993.
10.1.3	Extension and Amendment to Lease dated as of October 1, 1993, between Carven Associates and Ann Taylor. Incorporated by reference to Exhibit 10.11 to the Form 10-Q of Ann Taylor for the Quarter ended October 30, 1993 filed on November 26, 1993.
10.1.4	Modification of Amendment and Extension to Lease, dated as of April 14, 1994 between Carven Associates and Ann Taylor. Incorporated by reference to Exhibit 10.15.4 to the Annual Report on Form 10-K of the Company filed on April 28, 1995.
10.1.5	Fifth Amendment to Lease, dated as of March 14, 1995, between Carven Associates and Ann Taylor. Incorporated by reference to Exhibit 10.15.5 to the Annual Report on Form 10-K of the Company filed on April 28, 1995.
10.1.6	Sixth Amendment to Lease, dated as of January 5, 1996, between Pacific Metropolitan Corporation and Ann Taylor. Incorporated by reference to Exhibit 10.8.6 to the Annual Report on Form 10-K of the Company filed on April 30, 1998.
10.1.7	Seventh Amendment to Lease, dated as of June 5, 1996, between Pacific Metropolitan Corporation and Ann Taylor. Incorporated by reference to Exhibit 10.8.7 to the Annual Report on Form 10-K of the Company filed on April 30, 1998.
10.1.8	Eighth Amendment to Lease, undated, between Pacific Metropolitan Corporation and Ann Taylor. Incorporated by reference to Exhibit 10.8.8 to the Annual Report on Form 10-K of the Company filed on April 30, 1998.
10.1.9	Ninth Amendment to Lease, dated as of May 13, 1997, between Pacific Metropolitan Corporation and Ann Taylor. Incorporated by reference to Exhibit 10.8.9 to the Annual Report on Form 10-K of the Company filed on April 30, 1998.

Exhibit Number

10.1.10 Tenth Amendment to Lease, dated as of May 21, 1997, between Pacific Metropolitan Corporation and Ann Taylor. Incorporated by reference to Exhibit 10.8.10 to the Annual Report on Form 10-K of the Company filed on April 30, 1998.

10.1.11 Eleventh Amendment to Lease, dated as of May 15, 1998, between Pacific Metropolitan Corporation and Ann Taylor. Incorporated by reference to Exhibit 10.3.11 to the Annual Report on Form 10-K of the Company filed on March 29, 1999.

10.1.12 Sublease Agreement, dated as of February 23, 1999, between Societe Air France (formerly known as Compagnie Nationale Air France) and Ann Taylor. Incorporated by reference to Exhibit 10.2.12 to the Annual Report on Form 10-K of the Company filed on April 18, 2000.

10.2 Tax Sharing Agreement, dated as of July 13, 1989, between the Company and Ann Taylor. Incorporated by reference to Exhibit 10.24 to Amendment No. 2 to the Registration Statement of the Company and Ann Taylor filed on July 13, 1989 (Registration No. 33-28522).

+10.3 The AnnTaylor Stores Corporation 1992 Stock Option and Restricted Stock and Unit Award Plan, Amended and Restated as of February 23, 1994 ("1992 Plan"). Incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K of the Company filed on May 1, 1997.

+10.3.1 Amendment to the AnnTaylor Stores Corporation 1992 Plan, as approved by stockholders on June 18, 1997. Incorporated by reference to Exhibit 10.15.1 to the Form 10-Q of the Company for the Quarter ended August 2, 1997 filed on September 12, 1997.

+10.3.2 Amendment to the AnnTaylor Stores Corporation 1992 Plan dated as of January 16, 1998. Incorporated by reference to Exhibit 10 of Form 8-K of the Company filed on March 12, 1998.

+10.3.3 Amendment to the AnnTaylor Stores Corporation 1992 Plan dated as of May 12, 1998. Incorporated by reference to Exhibit 10.16.3 to the Form 10-Q of the Company for the Quarter ended April 2, 1998 filed on June 16, 1998.

+10.3.4 Amendment to the AnnTaylor Stores Corporation 1992 Plan dated as of March 10, 2000. Incorporated by reference to Exhibit 10.8.4 to the Annual Report on Form 10-K of the Company filed on April 18, 2000.

*+10.4 The AnnTaylor Stores Corporation 2000 Stock Option and Restricted Stock Award Plan (the "2000 Plan").

+10.4.1 First Amendment to the 2000 Plan, adopted January 29, 2002. Incorporated by reference to Exhibit 10.18.1 to the Annual Report on Form 10-K of the Company filed on April 4, 2002.

+10.5 AnnTaylor Stores Corporation 2002 Stock Option and Restricted Stock and Unit Award Plan. Incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K of the Company filed on April 4, 2002.

+10.6 AnnTaylor Stores Corporation Amended and Restated Management Performance Compensation Plan, as approved by stockholders on June 18, 1997. Incorporated by reference to Exhibit 10.16 to the Form 10-Q of the Company for the Quarter ended August 2, 1997 filed on September 12, 1997.

Exhibit Number

+10.6.1 Amendment to the AnnTaylor Stores Corporation Amended and Restated Management Performance Compensation Plan dated as of March 12, 1998. Incorporated by reference to Exhibit 10.17.1 to the Annual Report on Form 10-K of the Company filed on April 30, 1998.

+10.6.2 Amendment to the AnnTaylor Stores Corporation Amended and Restated Management Performance Compensation Plan, dated as of March 10, 2000. Incorporated by reference to Exhibit 10.9.2 to the Annual Report on Form 10-K of the Company filed on April 18, 2000.

+10.7 AnnTaylor Stores Corporation Deferred Compensation Plan ("Deferred Compensation Plan"). Incorporated by reference to Exhibit 10.33 to the Annual Report on Form 10-K of the Company filed on April 28, 1995.

+10.7.1 Amendment to the Deferred Compensation Plan as approved by the Board of Directors on August 11, 1995. Incorporated by reference to Exhibit 10.33.1 to the Form 10-Q of the Company for the Quarter ended July 29, 1995 filed on September 11, 1995.

+10.7.2 Amendment to the Deferred Compensation Plan, effective as of January 1, 2002. Incorporated by reference to Exhibit 10.11.2 to the Annual Report on Form 10-K of the Company filed on April 4, 2002.

10.8 Amended and Restated Credit Agreement, dated as of April 30, 2001, among AnnTaylor, Inc., as Borrower, Bank of America, N.A., as Administrative Agent, The CIT Group/Business Credit, Inc., Firstar Bank, N.A., and Transamerica Business Capital Corporation, as Co-Agents, The Chase Manhattan Bank and First Union National Bank, as Syndication Agents, Fleet National Bank, as Documentation Agent, and Bank of America, N.A., The Chase Manhattan Bank, and First Union National Bank, as Issuing Banks and the Lenders from time to time party thereto. Incorporated by reference to Exhibit 10.18 to the Form 10-Q of the Company for the Quarter ended May 5, 2001 filed on June 18, 2001.

10.8.1 Amendment No. 1 to Credit Agreement, dated as of December 20, 2001, by and among AnnTaylor, Inc., the Guarantors and Bank of America, N.A., as Administrative Agent for each of the Lenders pursuant to the Credit Agreement. Incorporated by reference to Exhibit 10.1 on Form 8-K of the Company filed on January 10, 2002.

10.8.2 Amendment No. 2 to the Credit Agreement, dated as of August 29, 2002, by and among AnnTaylor, Inc., the Guarantors and Bank of America, N.A., as Administrative Agent for each of the Lenders pursuant to the Credit Agreement. Incorporated by reference to Exhibit 10.1 on Form 8-K of the Company filed on September 4, 2002.

+10.9 AnnTaylor Stores Corporation Long-Term Cash Incentive Compensation Plan, as approved by stockholders on June 17, 1998. Incorporated by reference to Exhibit A to the Proxy Statement dated May 1, 1998 filed on May 6, 1998.

+10.9.1 Amendment to the AnnTaylor Stores Corporation Long-Term Cash Incentive Compensation Plan, dated as of March 10, 2000. Incorporated by reference to Exhibit 10.16.1 to the Annual Report on Form 10-K of the Company filed on April 18, 2000.

Exhibit Number

+10.10	AnnTaylor Stores Corporation Special Severance Plan, dated as of March 10, 2000. Incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K of the Company filed on April 18, 2000.
+10.11	Employment Agreement dated as of February 1, 1994 between the Company and Sally Frame Kasaks. Incorporated by reference to Exhibit 10.8 to the Form 10-Q of the Company for the Quarter ended October 29, 1994 filed on December 12, 1994.
+10.12	Employment Agreement, dated as of January 29, 2002, between the Company and J. Patrick Spainhour. Incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K of the Company filed on April 4, 2002.
+10.13	Employment Agreement, dated as of March 7, 2001, between the Company and Barry Erdos ("Erdos Agreement"). Incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K of the Company filed on April 5, 2001.
+10.13.1	Amendment, dated as of June 1, 2001, to the Erdos Agreement. Incorporated by reference to Exhibit 10.17.1 to the Form 10-Q of the Company for the Quarter ended May 5, 2001 filed on June 18, 2001.
+10.13.2	Amendment No. 2, dated as of November 25, 2001, to the Erdos Agreement. Incorporated by reference to Exhibit 10.19.2 to the Annual Report on Form 10-K of the Company filed on April 4, 2002.
+10.14	Employment Agreement, dated as of April 24, 2001, between the Company and Kim Roy ("Roy Agreement"). Incorporated by reference to Exhibit 10.19 to the Form 10-Q of the Company for the Quarter ended May 5, 2001 filed on June 18, 2001.
+10.14.1	Amendment No. 1, dated as of November 25, 2001 to the Roy Agreement. Incorporated by reference to Exhibit 10.20.1 to the Annual Report on Form 10-K of the Company filed on April 4, 2002.
+10.15	Employment Agreement, dated as of May 3, 2001, between the Company and Katherine Lawther Krill ("Krill Agreement"). Incorporated by reference to Exhibit 10.20 to the Form 10-Q of the Company for the Quarter ended May 5, 2001 filed on June 18, 2001.
+10.15.1	Amendment No. 1, dated as of November 25, 2001, to the Krill Agreement. Incorporated by reference to Exhibit 10.21.1 to the Annual Report on Form 10-K of the Company filed on April 4, 2002.
*14	Business Conduct Guidelines.
*21	Subsidiaries of the Company.
*23	Consent of Deloitte & Touche LLP.
*99.1	Certification of chief executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*99.2	Certification of chief financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

** Filed electronically herewith.*
+ Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANNTAYLOR STORES CORPORATION

By: /s/J. Patrick Spainhour
J. Patrick Spainhour
Chairman and Chief Executive Officer

Date: March 14, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ J. Patrick Spainhour J. Patrick Spainhour	Chairman, Chief Executive Officer and Director	March 14, 2003 Date
/s/ Barry Erdos Barry Erdos	Senior Executive Vice President, Chief Operating Officer and Director	March 14, 2003 Date
/s/ James M. Smith James M. Smith	Senior Vice President, Chief Financial Officer and Treasurer	March 14, 2003 Date
/s/ Sallie A. DeMarsilis Sallie A. DeMarsilis	Vice President and Controller	March 14, 2003 Date
/s/ Gerald S. Armstrong Gerald S. Armstrong	Director	March 14, 2003 Date
/s/ James J. Burke, Jr. James J. Burke, Jr.	Director	March 14, 2003 Date
/s/ Wesley E. Cantrell Wesley E. Cantrell	Director	March 14, 2003 Date
/s/ Robert C. Grayson Robert C. Grayson	Director	March 14, 2003 Date
/s/ Ronald W. Hovsepian Ronald W. Hovsepian	Director	March 14, 2003 Date
/s/ Rochelle B. Lazarus Rochelle B. Lazarus	Director	March 14, 2003 Date
/s/ Hanne M. Merriman Hanne M. Merriman	Director	March 14, 2003 Date

CERTIFICATION

I, J. Patrick Spainhour, certify that:

1. I have reviewed this annual report on Form 10-K of AnnTaylor Stores Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 14, 2003

/s/J. Patrick Spainhour
J. Patrick Spainhour
Chairman and Chief Executive Officer

CERTIFICATION

I, James M. Smith, certify that:

1. I have reviewed this annual report on Form 10-K of AnnTaylor Stores Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 14, 2003

/s/ James M. Smith
James M. Smith
Senior Vice President,
Chief Financial Officer and
Treasurer

ANNTAYLOR STORES CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
ANNTAYLOR STORES CORPORATION:

We have audited the accompanying consolidated financial statements of AnnTaylor Stores Corporation and its subsidiaries, listed in the accompanying index. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at February 1, 2003 and February 2, 2002 and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 1, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 142.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
New York, New York
February 28, 2003

ANNTAYLOR STORES CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
For the Fiscal Years Ended February 1, 2003, February 2, 2002 and February 3, 2001

	Fiscal Years Ended		
	February 1, 2003	February 2, 2002	February 3, 2001
	(in thousands, except per share amounts)		
Net sales	$ 1,380,966	$1,299,573	$1,232,776
Cost of sales	633,473	651,808	622,036
Gross margin	747,493	647,765	610,740
Selling, general and administrative expenses	612,479	576,584	501,460
Amortization of goodwill	---	11,040	11,040
Operating income	135,014	60,141	98,240
Interest income	3,279	1,390	2,473
Interest expense	6,886	6,869	7,315
Income before income taxes	131,407	54,662	93,398
Income tax provision	51,249	25,557	41,035
Net income	$ 80,158	$ 29,105	$ 52,363
Basic earnings per share	$ 1.81	$ 0.67	$ 1.22
Diluted earnings per share	$ 1.72	$ 0.67	$ 1.17

See accompanying notes to consolidated financial statements.

ANNTAYLOR STORES CORPORATION
CONSOLIDATED BALANCE SHEETS
February 1, 2003 and February 2, 2002

	February 1, 2003	February 2, 2002
ASSETS	(in thousands, except per share amounts)	
Current assets		
Cash and cash equivalents	$ 212,821	$ 30,037
Accounts receivable, net	10,367	65,598
Merchandise inventories	185,484	180,117
Prepaid expenses and other current assets	46,599	50,314
Total current assets	455,271	326,066
Property and equipment, net	247,115	250,735
Goodwill, net	286,579	286,579
Deferred financing costs, net	4,170	5,044
Other assets	17,691	14,742
Total assets	$1,010,826	$ 883,166
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 57,058	$ 52,011
Accrued salaries and bonus	27,567	12,121
Accrued tenancy	10,808	10,151
Gift certificates and merchandise credits redeemable	25,637	21,828
Accrued expenses	30,125	37,907
Current portion of long-term debt	---	1,250
Total current liabilities	151,195	135,268
Long-term debt, net	121,652	118,280
Deferred lease costs and other liabilities	23,561	17,489
Stockholders' equity		
Common stock, $.0068 par value; 120,000,000 shares authorized; 48,932,860 and 48,275,957 shares issued, respectively	332	328
Additional paid-in capital	500,061	484,582
Retained earnings	296,113	218,600
Deferred compensation on restricted stock	(3,968)	(9,296)
	792,538	694,214
Treasury stock, 4,050,972 and 4,210,232 shares respectively, at cost	(78,120)	(82,085)
Total stockholders' equity	714,418	612,129
Total liabilities and stockholders' equity	$1,010,826	$ 883,166

See accompanying notes to consolidated financial statements.

ANNTAYLOR STORES CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Fiscal Years Ended February 1, 2003, February 2, 2002 and February 3, 2001
(in thousands)

	Common Stock		Additional Paid-in	Retained	Restricted Stock	Treasury	
	Shares	Amount	Capital	Earnings	Awards	Shares	Amount
Balance at January 29, 2000	47,397	$ 322	$ 470,307	$ 137,623	$ (2,246)	4,542	$ (90,384)
Net income	---	---	---	52,363	---	---	---
Exercise of stock options and related tax benefit	165	1	2,912	---	---	---	---
Activity related to common stock issued as employee incentives	27	---	144	---	523	(24)	434
Issuance of common stock pursuant to Associate Discount Stock Purchase Plan	162	1	2,030	(1)	---	---	---
Balance at February 3, 2001	47,751	324	475,393	189,985	(1,723)	4,518	(89,950)
Net income	---	---	---	29,105	---	---	---
Exercise of stock options and related tax benefit	264	2	4,535	(431)	---	(57)	1,386
Activity related to common stock issued as employee incentives	156	1	2,941	(59)	(7,573)	(251)	6,479
Issuance of common stock pursuant to Associate Discount Stock Purchase Plan	105	1	1,713	---	---	---	---
Balance at February 2, 2002	48,276	328	484,582	218,600	(9,296)	4,210	(82,085)
Net income	---	---	---	80,158	---	---	---
Exercise of stock options and related tax benefit	387	2	9,504	(2,768)	---	(314)	8,039
Activity related to common stock issued as employee incentives	142	1	3,616	123	5,328	155	(4,074)
Issuance of common stock pursuant to Associate Discount Stock Purchase Plan	128	1	2,359	---	---	---	---
Balance at February 1, 2003	48,933	$ 332	$500,061	$ 296,113	$ (3,968)	4,051	$ (78,120)

See accompanying notes to consolidated financial statements.

ANNTAYLOR STORES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Fiscal Years Ended February 1, 2003, February 2, 2002 and February 3, 2001

	Fiscal Years Ended		
	February 1, 2003	February 2, 2002	February 3, 2001
	(in thousands)		
Operating activities:			
Net income	$ 80,158	$ 29,105	$ 52,363
Adjustments to reconcile net income to net cash provided by operating activities			
Amortization of deferred compensation	5,931	1,841	1,133
Amortization of goodwill	---	11,040	11,040
Deferred income taxes	12,008	(5,115)	(3,864)
Depreciation and amortization	47,687	43,529	35,033
Gain on sale of proprietary credit card	(2,095)	---	---
Loss on disposal and write-down of property and equipment	1,384	9,483	1,884
Non-cash interest	4,261	4,140	4,247
Provision for loss on accounts receivable	---	1,443	1,154
Tax benefit from exercise of stock options	3,548	981	797
Changes in assets and liabilities:			
Accounts receivable	(475)	(8,750)	(457)
Merchandise inventories	(5,367)	(9,486)	(30,605)
Prepaid expenses and other current assets	(898)	6,948	(12,106)
Other non-current assets and liabilities, net	(4,272)	(2,303)	(3,918)
Accounts payable and accrued expenses	17,177	(4,277)	20,721
Net cash provided by operating activities	159,047	78,579	77,422
Investing activities:			
Proceeds from sale of proprietary credit card	57,800	---	---
Purchases of property and equipment	(45,450)	(83,693)	(83,310)
Net cash provided (used) by investing activities	12,350	(83,693)	(83,310)
Financing activities:			
Issuance of common stock pursuant to Associate Discount Stock Purchase Plan	2,359	1,714	2,030
Payment of financing costs	(15)	(1,583)	(45)
Payments on mortgage	(1,250)	(1,401)	(1,300)
Proceeds from exercise of stock options	10,293	4,459	2,084
Net cash provided by financing activities	11,387	3,189	2,769
Net increase (decrease) in cash	182,784	(1,925)	(3,119)
Cash, beginning of year	30,037	31,962	35,081
Cash, end of year	$212,821	$ 30,037	$ 31,962
Supplemental disclosures of cash flow information:			
Cash paid during the year for interest	$ 1,307	$ 2,504	$ 2,418
Cash paid during the year for income taxes	$ 40,088	$ 19,170	$ 43,393

See accompanying notes to consolidated financial statements.

ANNTAYLOR STORES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

The Company is a leading national specialty retailer of better quality women's apparel, shoes and accessories sold principally under the Ann Taylor and Ann Taylor Loft brand names. Its principal market consists of the United States. The Company sells its products through traditional retail stores and over the Internet through its Online Store.

Basis of Presentation

The consolidated financial statements include the accounts of AnnTaylor Stores Corporation (the "Company") and its subsidiaries, including AnnTaylor, Inc. ("Ann Taylor"). The Company has no material assets other than the common stock of Ann Taylor and conducts no business other than the management of Ann Taylor. All intercompany accounts have been eliminated in consolidation.

Fiscal Year

The Company follows the standard fiscal year of the retail industry, which is a 52-or 53-week period ending on the Saturday closest to January 31 of the following calendar year. All fiscal years presented include 52 weeks, except the fiscal year ended February 3, 2001, which included 53 weeks.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company records revenue as merchandise is sold to clients. The Company's policy with respect to gift certificates is to record revenue as the certificates are redeemed for merchandise. Prior to their redemption, the certificates are recorded as a liability. Amounts related to shipping and handling billed to clients in a sales transaction are classified as revenue and the costs related to shipping product to clients (billed and unbilled) are classified as cost of goods sold. Reserves for estimated discounts, returns and allowances are provided when sales are recorded.

Cash and Cash Equivalents

Cash and short-term highly liquid investments with original maturity dates of three months or less are considered cash or cash equivalents.

Merchandise Inventories

Merchandise inventories are valued at the lower of average cost or market, at the individual item level.

1. Summary of Significant Accounting Policies (Continued)

Cost of Sales

Cost of sales is comprised of direct inventory costs for merchandise sold, including all costs to transport merchandise from third party suppliers to the Company's distribution center.

Store Pre-Opening Costs

Non-capital expenditures, such as advertising and payroll costs incurred prior to the opening of a new store are charged to expense in the period they are incurred.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are computed on a straight-line basis over the following estimated useful lives:

Building	40 years
Leasehold improvements	3-10 years or term of lease, if shorter
Furniture, fixtures and equipment	2-10 years
Software	5 years

Deferred Rent Obligations

Rent expense under non-cancelable operating leases with scheduled rent increases and landlord incentives is accounted for on a straight-line basis over the lease term. The excess of straight-line rent expense over scheduled payment amounts and landlord incentives is recorded as a deferred liability.

Deferred Financing Costs

Deferred financing costs are being amortized using the interest method over the term of the related debt. Accumulated amortization at February 1, 2003 and February 2, 2002 was $4,458,000 and $3,569,000, respectively.

Finance Service Charge Income

Income from finance service charges relating to customer receivables, which is deducted from selling, general and administrative expenses, amounted to $1,820,000, $9,354,000 and $8,614,000 in Fiscal 2002, Fiscal 2001, and Fiscal 2000, respectively.

On February 4, 2002, the Company sold its proprietary credit card portfolio to World Financial Network National Bank. The associated gain of $2,095,000 is reported in selling, general and administrative expenses in the Consolidated Statements of Income. In connection with the sale, the Company contracted with Alliance Data Systems ("ADS") to provide private label credit card services to proprietary Ann Taylor credit card clients. ADS pays the Company a percentage of all collected finance charges.

1. Summary of Significant Accounting Policies (Continued)

Goodwill and Other Long-Lived Assets

The Company acquired Ann Taylor in a leveraged buyout in 1989. As a result of that transaction, $380,250,000, representing the excess of the allocated purchase price over the fair value of the Company's net assets, was recorded as goodwill and has been amortized on a straight-line basis through the end of Fiscal 2001 using an assumed 40 year life. In addition, as a result of the September 1996 acquisition of the operations that became the Company's sourcing division, the Company recorded goodwill of $38,430,000 that has been amortized on a straight-line basis through the end of Fiscal 2001 using an assumed 25 year life. The Company adopted Statement of Financial Accounting Standards ("“SFAS”") No. 142, "Goodwill and Other Intangible Assets" on February 3, 2002. SFAS No. 142 requires that ratable amortization of goodwill be replaced with periodic tests of the goodwill's impairment. The Company performed impairment testing which considered the Company's net discounted future cash flows to determine whether an impairment charge related to the carrying value of the Company's recorded goodwill was necessary, and concluded that there was no such impairment loss at February 1, 2003. This will be reevaluated annually, or more frequently if necessary, using similar testing. In the case of long-lived tangible assets, if the undiscounted future cash flows related to the long-lived assets are less than the assets' carrying value, a similar impairment charge would be considered. Management's estimate of future cash flows is based on historical experience, knowledge, and market data.

Net Income and earnings per share for Fiscal 2001 and Fiscal 2000, adjusted to exclude the after-tax effect of goodwill amortization, are as follows:

	Fiscal Years Ended	
	February 2, 2002	February 3, 2001
	(in thousands, except per share amounts)	
Reported net income	$ 29,105	$ 52,363
Goodwill amortization	10,645	10,642
Adjusted net income	$ 39,750	$ 63,005
Basic earnings per share:		
As reported	$ 0.67	$ 1.22
Goodwill amortization	0.25	0.25
Adjusted basic earnings per share	$ 0.92	$ 1.47
Diluted earnings per share:		
As reported	$ 0.67	$ 1.17
Goodwill amortization	0.23	0.23
Adjusted diluted earnings per share	$ 0.90	$ 1.40

Advertising

Costs associated with the production of advertising, such as printing and other costs, are expensed as incurred. Costs associated with communicating advertising that has been produced, such as magazine ads, are expensed when the advertising first takes place. Costs of direct mail catalogs and postcards are expensed when the advertising arrives in clients' homes. Advertising costs were $30,600,000, $34,000,000 and $32,000,000 in Fiscal 2002, 2001 and 2000, respectively.

1. Summary of Significant Accounting Policies (Continued)

Stock-based Awards

The Company accounts for stock-based awards and employees' purchase rights under the Stock Purchase Plan using the intrinsic value-based method of accounting in accordance with Accounting Principles Board Opinion No. 25, under which no compensation cost is recognized for stock option awards granted at fair market value and employees' purchase rights under the Associate Discount Stock Purchase Plan (see Note 8). Had compensation costs of option awards and employees' purchase rights been determined under a fair value alternative method as stated in SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123", the Company would have been required to prepare a fair value model for such options and employees' purchase rights, and record such amount in the consolidated financial statements as compensation expense. Restricted stock awards result in the recognition of deferred compensation. Deferred compensation is shown as a reduction of stockholders' equity and is amortized to operating expenses over the vesting period of the stock award. Pro forma stock based employee compensation costs, net income and earnings per share, as they would have been recognized if the fair value method had been applied to all awards, are presented in the table below. See Note 8 for the weighted average assumptions used in determining the fair value of option grants.

	Fiscal Years Ended		
	February 1, 2003	February 2, 2002	February 3, 2001
	(dollars in thousands, except per share data)		
Net income:			
As reported	$ 80,158	$ 29,105	$ 52,363
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,790)	(3,514)	(2,535)
Pro forma	$ 76,368	$ 25,591	$ 49,828
Basic earnings per share:			
As reported	$ 1.81	$ 0.67	$ 1.22
Pro forma	$ 1.73	$ 0.59	$ 1.16
Diluted earnings per share:			
As reported	$ 1.72	$ 0.67	$ 1.17
Pro forma	$ 1.64	$ 0.59	$ 1.12

Deferred Compensation

Restricted stock awards result in the recognition of deferred compensation. Deferred compensation is shown as a reduction of stockholders' equity and is amortized to operating expenses over the vesting period of the stock award.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", which requires the use of the liability method. Deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying value of existing assets

1. Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

and liabilities and their respective tax bases. No valuation allowance has been provided for deferred tax assets, since management anticipates that the full amount of these assets will be realized in the future. Under the asset and liability method, deferred tax assets and liabilities are recognized, and income or expense is recorded, for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company and its domestic subsidiaries file a consolidated Federal income tax return, while the Company's foreign subsidiaries file in their respective local jurisdictions.

Segments

The Company's brands have been aggregated into one reportable segment, given the similarity of the economic characteristics between the operations represented by its brands.

Comprehensive Income

SFAS No. 130, "Comprehensive Income", requires the presentation of comprehensive income, in addition to the existing income statement. Comprehensive income is defined as the change in equity during a period from transactions and other events, excluding changes resulting from investments by owners and distributions to owners. For all years presented, there are no material items requiring separate disclosure in accordance with this statement.

Reclassification

Certain Fiscal 2001 and Fiscal 2000 amounts have been reclassified to conform to the Fiscal 2002 presentation.

Recent Accounting Pronouncements

Effective February 3, 2002 the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 requires that ratable amortization of goodwill be replaced by periodic tests for impairment within six months of the date of adoption, and then on a periodic basis thereafter. Based on the impairment testing performed in February 2003, management determined that there was no impairment loss related to the net carrying value of the Company's recorded goodwill.

In July 2001, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which provides accounting requirements for retirement obligations associated with tangible long-lived assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 has not had a significant impact on the Company's consolidated financial statements.

1. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement addresses accounting and reporting for the impairment or disposal of long-lived assets, other than goodwill, including discontinued operations. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. Management has determined that the adoption of SFAS No. 144 has had no impact on the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 primarily affects the reporting requirements and classification of gains and losses from the extinguishment of debt, rescinds the transitional accounting requirements for intangible assets of motor carriers, and requires that certain lease modifications with economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 is effective for financial statements issued after April 2002, with the exception of the provisions affecting the accounting for lease transactions, which should be applied for transactions entered into after May 15, 2002, and the provisions affecting classification of gains and losses from the extinguishment of debt, which should be applied in fiscal years beginning after May 15, 2002. Management has determined that the adoption of SFAS No. 145 will have no immediate impact on the Company's consolidated financial statements, but will evaluate in future periods the classification of any debt extinguishment costs in accordance with APB Opinion No. 30 "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions".

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by Emerging Issues Task Force ("EITF") No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 replaces EITF No. 94-3, and is required to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company adopted SFAS No. 146 during the fourth quarter of Fiscal 2002 with no material impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123". FASB Statement No. 148 amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FASB Statement No. 148 amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The statement is effective for fiscal years ending after December 15, 2002. The Company has considered the optional fair value method accounting allowed under SFAS No. 148 and has elected to continue using the intrinsic value method under which no compensation costs have been recognized for stock based compensation. The Company has adopted the

1. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

amended disclosure requirements of SFAS No. 148. Pro forma net income and earnings per share as if the fair value based method had been applied are presented in Note 1 of the Consolidated Financial Statements above.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 clarifies and expands on existing disclosure requirements for guarantees, and clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability equal to the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN No. 45 are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are effective for financial statements issued after December 15, 2002. The Company adopted FIN No. 45 during the fourth quarter of Fiscal 2002 with no material impact on the Company's consolidated financial statements.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities – an Interpretation of Accounting Research Bulletin No. 51". FIN No. 46 requires unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks and rewards of ownership among their owners and other parties involved. The provisions of FIN No. 46 are applicable immediately to all variable interest entities created after January 31, 2003 and variable interest entities in which a company obtains an interest after that date. For variable interest entities created before January 31, 2003, the provisions of this interpretation are effective July 1, 2003. Management is currently evaluating the provisions of this interpretation, and does not believe that it will have a significant impact on the Company's consolidated financial statements.

2. Long-Term Debt

The following table summarizes long-term debt outstanding at February 1, 2003 and February 2, 2002:

	February 1, 2003		February 2, 2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(in thousands)			
Mortgage	$ ---	$ ---	$ 1,250	$ 1,250
Convertible Debentures, net	121,652	122,810	118,280	115,084
Total debt	121,652	122,810	119,530	116,334
Less current portion	---	---	1,250	1,250
Total long-term debt	$ 121,652	$ 122,810	$ 118,280	$ 115,084

In accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", the Company determined the estimated fair value of its financial instruments using quoted market information, as available. As judgment is involved, the estimates are not necessarily indicative of the amounts the Company could realize in a current market exchange.

2. Long-Term Debt (Continued)

On April 30, 2001, Ann Taylor entered into an Amended and Restated $175,000,000 senior secured revolving Credit Facility (the "Credit Facility") with Bank of America N.A. and a syndicate of lenders. This Credit Facility was amended on December 20, 2001 and on August 29, 2002 to adjust certain ratio provisions, and amend certain definitions used in the calculation of ratios required in the Credit Facility. The Credit Facility matures on April 29, 2004.

Maximum availability for loans and letters of credit under the Credit Facility is governed by a monthly borrowing base, determined by the application of specified advance rates against certain eligible assets. Based on this calculation, the maximum amount available for loans and letters of credit under the Credit Facility at February 1, 2003 was $175,000,000. Commercial and standby letters of credit outstanding under the Credit Facility as of February 1, 2003 were approximately $97,114,000. Loans outstanding under the Credit Facility at any time may not exceed $75,000,000. In addition, the Credit Facility requires that the outstanding loan balance be reduced to zero for a 30-day period each calendar year. There were no loans outstanding at any time during fiscal 2002.

Amounts outstanding under the Credit Facility bear interest at a rate equal to, at Ann Taylor's option, the Bank of America Base Rate, defined as the higher of (a) the Federal Funds Rate plus one-half of 1% and (b) the Prime Rate for such day, or Eurodollar Rate; plus, in either case, a margin ranging from 0.25% to 2.00%. Ann Taylor is also required to pay the lenders a quarterly commitment fee on the unused revolving loan commitment amount at a rate ranging from 0.30% to 0.50% per annum. Fees for outstanding commercial and standby letters of credit range from 0.50% to 0.875% and from 1.25% to 2.00%, respectively. Premiums ranging from 0.125% to 0.50% may apply to all interest and commitment fees, depending on the calculated Leverage ratio.

The Credit Facility contains financial and other covenants, including limitations on indebtedness, liens and investments, restrictions on dividends or other distributions to stockholders and maintenance of certain financial ratios including specified levels of tangible net worth.

The lenders have been granted a pledge of the common stock of Ann Taylor and certain of its subsidiaries, and a security interest in substantially all other tangible and intangible assets, including accounts receivable, trademarks, inventory, store furniture and fixtures, of Ann Taylor and its subsidiaries, as collateral for Ann Taylor's obligations under the Credit Facility.

During Fiscal 1999, the Company completed the issuance of an aggregate of $199,072,000 principal amount at maturity of its Convertible Subordinated Debentures due 2019 ("Convertible Debentures"). The Convertible Debentures were sold at an original issue price of $552.56 per $1,000 principal amount at maturity of Debenture. Cash interest is payable on the principal amount at maturity of the Convertible Debentures at the rate of 0.55% per annum. This interest rate and the accrual of original issue discount represent a yield to maturity on the Convertible Debentures of 3.75%. The Convertible Debentures are convertible at the option of the holders thereof initially into 18.117 shares of the Company's common stock per $1,000 principal amount at maturity of Debenture. The Convertible Debentures may be redeemed at the Company's option on or after June 18, 2004. In addition, the Company is obligated to purchase on specified purchase dates, beginning June 18, 2004 and each five years thereafter, at specified Put Prices plus accrued cash interest to the purchase date, any outstanding Convertible Debentures for which a written notice has been received from the holder. The Company's obligations with respect to the Convertible Debentures are guaranteed on a subordinated basis by Ann Taylor.

During Fiscal 2002, the seven year mortgage loan related to the Company's distribution center land and building in Louisville, Kentucky was paid in full. Ann Taylor and its wholly owned subsidiary, AnnTaylor Distribution Services, Inc., were parties to the $7,000,000 seven-year mortgage loan.

3. Preferred Securities

In April and May of Fiscal 1996, the Company completed the sale of an aggregate of $100,625,000 of 8½% Company-Obligated Mandatorily Redeemable Convertible Preferred Securities (the "preferred securities") issued by its financing vehicle, AnnTaylor Finance Trust, a Delaware business trust (the "Trust"). On June 29, 1999, the Trust redeemed all of the outstanding preferred securities. All but $100,000 of the liquidation amount of the preferred securities was tendered for conversion into an aggregate of 7,675,076 shares of Company common stock prior to the redemption date, at a conversion price of $13.10 per share of common stock, or 3.817 shares of common stock per $50 liquidation amount of the security. Holders of preferred securities that were not tendered for conversion received 105.95% of the liquidation amount of the preferred securities redeemed, plus accrued distributions.

4. Allowance for Doubtful Accounts

As a result of the February 2002 sale of the Company's proprietary credit card portfolio, as further described in Note 1, the Company no longer maintains an allowance for doubtful accounts, since the balance in accounts receivable at February 1, 2003 represents credit card accounts receivable due from third-party processors. A summary of activity in the allowance for doubtful accounts for the fiscal years ended February 2, 2002 and February 3, 2001 is as follows:

	Fiscal Years Ended	
	February 2, 2002	February 3, 2001
	(in thousands)	
Balance at beginning of year	$ 621	$ 666
Provision for loss on accounts receivable	1,443	1,154
Accounts written off	(1,501)	(1,199)
Balance at end of year	$ 563	$ 621

5. Commitments and Contingencies

Leases

The Company occupies its retail stores and administrative facilities under operating leases, most of which are non-cancelable. Some leases contain renewal options for periods ranging from one to ten years under substantially the same terms and conditions as the original leases. Some leases also contain early termination options, which can be exercised by the Company under specific conditions. Most of the store leases require payment of a specified minimum rent, plus a contingent rent based on a percentage of the store's net sales in excess of a specified threshold. In addition, most of the leases require payment of real estate taxes, insurance and certain common area and maintenance costs in addition to the future minimum lease payments shown below.

Future minimum lease payments under non-cancelable operating leases as of February 1, 2003 are as follows:

Fiscal Year	(in thousands)
2003	$ 145,759
2004	144,982
2005	136,510
2006	115,689
2007	106,621
2008 and thereafter	386,832
Total	$1,036,393

5. Commitments and Contingencies (Continued)

Leases (Continued)

Rent expense for the fiscal years ended February 1, 2003, February 2, 2002 and February 3, 2001 was as follows:

	Fiscal Years Ended		
	February 1, 2003	February 2, 2002	February 3, 2001
		(in thousands)	
Minimum rent	$ 123,322	$ 107,858	$ 91,482
Percentage rent	1,617	2,006	3,534
Total	$ 124,939	$ 109,864	$ 95,016

Other

The Company is party to a 3-year contract for services to provide training to store associates, and maintenance and support for related software. Payments under this contract total $6,500,000 in each of Fiscal 2003 and Fiscal 2004, and $5,000,000 in Fiscal 2005.

The Company has been named as a defendant in several legal actions arising from its normal business activities. Although the amount of any liability that could arise with respect to these actions cannot be accurately predicted, in the opinion of the Company, any such liability will not have a material adverse effect on the consolidated financial position, consolidated results of operations, or liquidity of the Company.

6. Net Income per Share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share assumes the issuance of additional shares of common stock by the Company upon exercise of all outstanding stock options, conversion of all outstanding convertible securities and vesting of unvested restricted stock, if the effect is dilutive.

In April 2002, the Company's Board of Directors approved a 3-for-2 split of the Company's common stock, in the form of a stock dividend. One additional share of common stock for every two shares owned was distributed on May 20, 2002 to stockholders of record at the close of business on May 2, 2002. Shares outstanding, as well as basic and diluted earnings per share (restated for the effect of the stock split) follow:

	Fiscal Years Ended								
	February 1, 2003			February 2, 2002			February 3, 2001		
	(in thousands, except per share amounts)								
	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic Earnings per Share									
Income available to common stockholders	$80,158	44,248	$1.81	$29,105	43,325	$0.67	$52,363	42,912	$1.22
Effect of Dilutive Securities									
Stock options and restricted stock	---	447		---	336		---	312	
Convertible Debentures	2,848	3,606		---	---		2,644	3,606	
Diluted Earnings per Share									
Income available to common stockholders	$83,006	48,301	$1.72	$29,105	43,661	$0.67	$55,007	46,830	$1.17

6. Net Income per Share (Continued)

Options to purchase 1,088,874, 3,113,160 and 1,440,510 shares of common stock were excluded from the above computations of weighted average shares for diluted earnings per share for Fiscal 2002, 2001 and 2000, respectively. This was due to the antidilutive effect of the options' exercise prices as compared to the average market price of the common shares during those periods. Additionally, conversion of the Convertible Debentures into common stock is excluded from the computation of diluted earnings per share for Fiscal 2001, due to the antidilutive effect of the conversion for that period.

7. Property and Equipment

Property and equipment consists of the following:

	Fiscal Years Ended	
	February 1, 2003	February 2, 2002
	(in thousands)	
Land and building	$ 10,040	$ 9,415
Leasehold improvements	171,404	161,210
Furniture and fixtures	277,917	246,731
Construction in progress	19,134	20,181
	478,495	437,537
Less accumulated depreciation and amortization	231,380	186,802
Net property and equipment	$ 247,115	$ 250,735

8. Other Equity and Stock Incentive Plans

Common Stock

In April 2002, the Company's Board of Directors approved a 3-for-2 stock split of the Company's common stock in the form of a stock dividend. One additional share of common stock for every two shares owned was distributed on May 20, 2002 to stockholders of record at the close of business on May 2, 2002. See Note 6 of the Consolidated Financial Statements for adjusted shares and per share data reflecting the issuance of additional shares in connection with the stock split.

Preferred Stock

At February 1, 2003, February 2, 2002 and February 3, 2001, there were 2,000,000 shares of preferred stock, par value $0.01, authorized and unissued.

Repurchase Program

During the third quarter of Fiscal 1999, the Company's Board of Directors authorized a program under which the Company was authorized to purchase up to $40,000,000 of the Company's common stock and/or Convertible Debentures through open market purchases and/or in privately negotiated transactions. On January 10, 2000, the Board of Directors increased the amount of securities that could be purchased under the program to $90,000,000. As of January 29, 2000, 4,518,750 shares of the Company's common stock had been repurchased for an aggregate purchase price of $89,900,000 (exclusive of brokerage commissions), completing the securities repurchase program. All of the repurchased shares became treasury shares and may be used for general corporate or other purposes. No Convertible Debentures were purchased.

8. Other Equity and Stock Incentive Plans (Continued)

Repurchase Program (Continued)

In August 2002, the Company's Board of Directors authorized a $50 million securities repurchase program. The repurchase program is subject to compliance with the Company's revolving credit agreement. Pursuant to this program, purchases of shares of the Company's Common Stock and/or its Convertible Debentures due 2019 may be made from time to time, subject to market conditions and at prevailing market prices, through open market purchases or in privately negotiated transactions. Repurchased shares of Common Stock will become treasury shares and may be used for general corporate and other purposes. Repurchased Convertible Debentures will be cancelled. The Company repurchased 300,000 shares of its common stock during February 2003 in connection with this securities repurchase program, at a total cost of approximately $5,900,000.

Associate Discount Stock Purchase Plan

In Fiscal 1999, the Company established an Associate Discount Stock Purchase Plan (the "Stock Purchase Plan"). In Fiscal 2002, an additional 600,000 shares of the Company's common stock were reserved for issuance under the Stock Purchase Plan. Under the terms of the Stock Purchase Plan, eligible employees may purchase shares of the Company's common stock semiannually, at a price equal to the lower of 85% of the closing price of the Company's common stock on the grant date or the purchase date of each semi-annual stock purchase period. Participating employees pay for their stock purchases under the Stock Purchase Plan by authorizing limited payroll deductions of up to a maximum of 15% of their compensation. During Fiscal 2002, Fiscal 2001 and Fiscal 2000, 79,320, 105,032 and 161,907 shares respectively were issued pursuant to the Stock Purchase Plan, at an average price per share of $19.94, $16.33 and $12.53, respectively. No shares of common stock were issued pursuant to the Stock Purchase Plan prior to Fiscal 2000. At February 1, 2003, there were 628,741 shares available for future issuance under the Stock Purchase Plan.

Stock Incentive Plans

In 1992 the Company established a stock option plan (the "1992 Plan"), which was amended and restated in 1994 to include restricted stock and unit awards. In Fiscal 2000, the Company established a stock option and restricted stock award plan (the "2000 Plan") and in Fiscal 2001, the Company established a stock option and restricted stock and unit award plan (the "2002 Plan"). Under the 2000 Plan, the number of shares of common stock as to which options and restricted stock may be granted from time to time may not exceed 1,500,000, of which no more than 375,000 may be granted as restricted stock. Under the 2002 Plan, the number of shares of common stock as to which options and restricted stock may be granted from time to time may not exceed 3,000,000 shares, of which no more than 525,000 may be granted as restricted stock. Each of the 1992, 2000 and 2002 Plans also includes an acceleration clause by which all options not exercisable by their terms will, upon the occurrence of certain events, become exercisable. At February 1, 2003, there were 2,633,437 shares reserved for issuance under the 1992 Plan, 1,128,739 shares reserved for issuance under the 2000 Plan, and 3,000,000 shares reserved for issuance under the 2002 Plan. Under the terms of all plans, the exercise price of any option may not be less than 100% of the fair market value of the common stock on the date of grant.

Stock options granted prior to 1994 generally vest over a five year period, with 20% becoming exercisable immediately upon grant of the option and 20% per year for the next four years. Stock options granted since 1994 generally vest either (i) over a four year period, with 25% becoming exercisable on each of the first four anniversaries of the grant, or (ii) in seven or nine years with accelerated vesting upon the achievement of specified earnings or stock price targets

8. Other Equity and Stock Incentive Plans (Continued)

Stock Incentive Plans (Continued)

within a five-year period. In general, stock options granted under all of the plans expire ten years from the date of grant. At February 1, 2003, there were no shares available for future grant under the 1992 Plan, 170,250 shares available for future grant under the 2000 Plan, and 1,388,250 shares available for future grant under the 2002 Plan.

The following table summarizes stock option transactions for the fiscal years ended February 1, 2003, February 2, 2002 and February 3, 2001:

	Option Prices	Weighted Average Price	Number of Shares
Options outstanding at January 29, 2000	$ 7.67 - $31.79	$21.32	2,698,022
Granted	$11.25 - $25.75	$15.81	1,306,350
Exercised	$ 9.46 - $24.17	$12.81	(165,089)
Canceled	$ 9.46 - $29.87	$17.41	(454,790)
Options outstanding at February 3, 2001	$ 7.67 - $31.79	$20.14	3,384,493
Granted	$16.69 - $25.30	$22.43	2,826,150
Exercised	$ 9.46 - $23.59	$14.09	(320,355)
Canceled	$10.33 - $30.00	$20.62	(402,567)
Options outstanding at February 2, 2002	$ 7.67 - $31.79	$21.65	5,487,721
Granted	$22.85 - $30.59	$27.98	180,000
Exercised	$ 7.67 - $29.50	$16.01	(701,339)
Canceled	$14.00 - $29.50	$22.59	(504,962)
Options outstanding at February 1, 2003	$ 7.67 - $31.79	$22.69	4,461,420

Options for 1,792,177, 1,094,978 and 947,681 shares were exercisable as of February 1, 2003, February 2, 2002 and February 3, 2001, respectively, and had a weighted average exercise price of $23.03, $17.97 and $16.36 per share, respectively.

The following table summarizes information concerning options outstanding and exercisable at February 1, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 9.67 - $12.71	288,600	3.8	$ 10.93	284,850	$ 10.93
$12.72 - $15.89	107,307	5.7	$ 14.29	76,182	$ 14.20
$15.90 - $19.07	1,099,795	7.4	$ 17.08	208,798	$ 16.75
$19.08 - $22.25	280,244	4.3	$ 20.67	90,994	$ 20.60
$22.26 - $25.43	1,596,600	8.9	$ 25.22	362,737	$ 25.22
$25.44 - $28.61	196,000	8.1	$ 27.21	65,250	$ 27.20
$28.62 - $31.79	892,874	6.2	$ 29.52	703,366	$ 29.55
$ 9.67 - $31.79	4,461,420	7.3	$ 22.69	1,792,177	$ 23.03

8. Other Equity and Stock Incentive Plans (Continued)

Stock Incentive Plans (Continued)

The weighted average fair values of options at their grant date during Fiscal 2002, 2001, and 2000, where the exercise price equaled the market price on the date of grant, were $15.95, $12.91, and $9.03, respectively. The estimated fair value of each option grant is calculated using the Black-Scholes option-pricing model, with the following weighted average assumptions:

	Fiscal Years Ended		
	February 1, 2003	February 2, 2002	February 3, 2001
Expected volatility	74.7%	82.2%	69.7%
Risk-free interest rate	1.7%	5.6%	5.9%
Expected life (years)	4.0	4.5	4.0
Dividend yield	---	---	---

The 1992 Plan and 2002 Plan also include restricted stock and unit awards. A unit represents the right to receive the cash value of a share of common stock on the date the restrictions on the unit lapse. The restrictions on grants generally lapse over a four-year period from the date of the grant. In the event a grantee terminates employment with the Company, any restricted stock or restricted units remaining subject to restrictions are forfeited. During Fiscal 2000, 2001 and 2002, certain executives were awarded restricted common stock. The resulting unearned compensation expense, based upon the market value on the date of grants, was charged to stockholders' equity and is being amortized over the restricted period.

The following table summarizes restricted stock activity and its impact on net income for the years ended February 1, 2003, February 2, 2002 and February 3, 2001.

	Fiscal Years Ended		
	February 1, 2003	February 2, 2002	February 3, 2001
	(dollars in thousands)		
Shares outstanding – beginning of period	557,127	161,753	161,587
Shares granted	36,150	481,500	192,750
Shares vested	(172,627)	(12,501)	(53,334)
Shares forfeited	(15,375)	(73,625)	(139,250)
Shares outstanding – end of period	405,275	557,127	161,753
Compensation expense	$ 5,937	$ 1,855	$ 1,210

Stockholder Rights Plan

On May 18, 2000, the Board of Directors of the Company adopted a Stockholder Rights Plan, pursuant to which Rights were distributed as a dividend at the rate of one Right for each share of common stock of the Company held by stockholders of record as of the close of business on May 30, 2000. As a result of the 3-for-2 split of the Company's common stock on May 20, 2002, each share of common stock now represents two-thirds of a Right. Each Right entitles stockholders to buy one unit of a share of a new series of preferred stock for $125. Under certain circumstances, if a person or group acquires beneficial ownership of 15% or more of the Voting Power of the Company as represented by the Company's common stock, or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the Voting Power of the Company as represented by the Company's common stock, holders of the Rights (other than the person or group triggering their exercise) will be able to purchase, in exchange for the $125 exercise price, shares of the Company's common stock or of any company into which the Company is merged having a value of $250. The Rights will expire on May 18, 2010.

9. Income Taxes

The provision for income taxes for the fiscal years ended February 1, 2003, February 2, 2002 and February 3, 2001 consists of the following:

	Fiscal Years Ended		
	February 1, 2003	February 2, 2002	February 3, 2001
		(in thousands)	
Federal:			
Current	$ 32,959	$ 27,492	$ 38,082
Deferred	10,467	(4,359)	(3,047)
Total federal	43,426	23,133	35,035
State and local:			
Current	5,726	2,589	6,476
Deferred	1,569	(756)	(817)
Total state and local	7,295	1,833	5,659
Foreign:			
Current	577	591	471
Deferred	(49)	---	(130)
Total foreign	528	591	341
Total	$ 51,249	$ 25,557	$ 41,035

The reconciliation between the provision for income taxes and the provision for income taxes at the federal statutory rate for the fiscal years ended February 1, 2003, February 2, 2002 and February 3, 2001 is as follows:

	Fiscal Years Ended		
	February 1, 2003	February 2, 2002	February 3, 2001
	(in thousands, except percentages)		
Income before income taxes	$ 131,407	$ 54,662	$ 93,398
Federal statutory rate	35%	35%	35%
Provision for income taxes at federal statutory rate	$ 45,993	$ 19,132	$ 32,689
State and local income taxes, net of federal income tax benefit	5,364	2,916	4,751
Non-deductible amortization of goodwill	---	3,500	3,500
Earnings of foreign subsidiaries	(89)	29	78
Other	(19)	(20)	17
Provision for income taxes	$ 51,249	$ 25,557	$ 41,035

The tax effects of significant items comprising the Company's deferred tax assets as of February 1, 2003 and February 2, 2002 are as follows:

	February 1, 2003	February 2, 2002
	(in thousands)	
Current:		
Inventory	$ 5,585	$ 5,929
Accrued expenses	2,540	6,666
Real estate	(2,928)	(2,819)
Total current	$ 5,197	$ 9,776
Noncurrent:		
Accrued expenses	$ 1,108	$ ---
Depreciation and amortization	(10,282)	(1,970)
Rent expense	6,950	6,057
Other	(332)	765
Total noncurrent	$ (2,556)	$ 4,852

9. Income Taxes (Continued)

Income taxes provided reflect the current and deferred tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. U.S. federal income taxes are provided on unremitted foreign earnings, except those that are considered permanently reinvested, which at February 1, 2003 amounted to approximately $7,008,000. However, if these earnings were not considered permanently reinvested, under current law, the incremental tax on such undistributed earnings would be approximately $2,161,000.

10. Retirement Plans

Savings Plan

Ann Taylor maintains a defined contribution 401(k) savings plan for substantially all full-time employees of Ann Taylor and its subsidiaries. Participants may contribute to the plan an aggregate of up to 10% of their annual earnings. Ann Taylor makes a matching contribution of 50% with respect to the first 3% of each participant's annual earnings contributed to the plan. Ann Taylor's contributions to the plan for Fiscal 2002, Fiscal 2001 and Fiscal 2000 were $972,000, $950,000 and $792,000, respectively.

Pension Plan

Substantially all full-time employees of the Company are covered under a noncontributory defined benefit pension plan, which calculates benefits based on a career average formula. The Company's funding policy for the plan is to contribute annually the amount necessary to provide for benefits based on accrued service and projected pay increases. Plan assets consist primarily of cash, equity and fixed income securities.

The Company's funding obligations and liability under the terms of the plan are determined using certain actuarial assumptions, including a discount rate of 6.75% and an expected long-term rate of return on plan assets of 8.5%. The discount rate selected was determined based on the change in the Moody's Aa corporate bond yields, which have decreased by 59 basis points over the course of Fiscal 2002. On this basis, the discount rate utilized was adjusted from 7.50% at February 2, 2002 to 6.75% at February 1, 2003. The market-related value of plan assets for determining pension expense is equal to the fair value of plan assets, recognizing gains or losses as they occur. Plan assets as of February 1, 2003 are allocated 50% in equities, 33% in bond related funds and 17% in short-term investments. For purposes of developing long-term rates of return, it was assumed that the short-term investments were reallocated to equities, yielding assumed long-term rates of return of 10% and 6% for equities and bond-related funds, respectively. In selecting an expected long-term rate of return on plan assets, consideration was given to the Company's historical annual rate of return over a 7-year period, which averaged 8.8% per year. In light of this, and in view of current market conditions, the expected long-term rate of return on plan assets utilized was reduced from 9.0% for the fiscal year ended February 1, 2003 to 8.5% for the fiscal year ending January 31, 2004.

10. Retirement Plans (Continued)

Pension Plan (Continued)

The following table provides information for the pension plan at February 1, 2003, February 2, 2002 and February 3, 2001:

	Fiscal Years Ended		
	February 1, 2003	February 2, 2002	February 3, 2001
		(in thousands)	
Change in benefit obligation:			
Benefit obligation, beginning of year	$ 9,023	$ 6,782	$ 4,954
Service cost	2,116	1,524	1,206
Interest	735	523	442
Actuarial loss	2,458	1,458	879
Benefits paid	(1,422)	(1,264)	(699)
Benefit obligation, end of year	$ 12,910	$ 9,023	$ 6,782
Change in plan assets:			
Fair value of plan assets, beginning of year	$ 9,127	$ 9,644	$ 9,489
Actual return on plan assets	(1,339)	(1,091)	854
Employer contribution	9,522	1,838	---
Benefits paid	(1,422)	(1,264)	(699)
Fair value of plan assets, end of year	$ 15,888	$ 9,127	$ 9,644
Funded status (fair value of plan assets less benefit obligation)	$ 2,978	$ 104	$ 2,862
Unrecognized net actuarial (gain) loss	7,268	2,710	(763)
Unrecognized prior service cost	44	51	57
Prepaid benefit cost	$ 10,290	$ 2,865	$ 2,156

Net pension cost includes the following components:

	Fiscal Years Ended		
	February 1, 2003	February 2, 2002	February 3, 2001
		(in thousands)	
Service cost	$ 2,116	$ 1,524	$ 1,206
Interest cost	735	523	442
Expected return on assets	(1,021)	(924)	(831)
Amortization of prior losses (gains)	261	---	(1)
Amortization of prior service cost	6	6	6
Net periodic pension cost	$ 2,097	$ 1,129	$ 822

For the fiscal years ended February 1, 2003, February 2, 2002 and February 3, 2001, the following actuarial assumptions were used:

	Fiscal Years Ended		
	February 1, 2003	February 2, 2002	February 3, 2001
Discount rate	7.50%	7.75%	8.25%
Long-term rate of return on assets	9.00%	9.00%	9.00%
Rate of increase in future compensation	4.00%	4.00%	4.00%

11. Quarterly Financial Data (Unaudited)

	Quarter			
	First	Second	Third	Fourth
	(in thousands, except per share amounts)			
Fiscal 2002				
Net sales	$ 345,392	$ 343,143	$ 340,218	$ 352,213
Gross margin	186,563	181,178	196,458	183,294
Net income	$ 20,922	$ 18,202	$ 24,911	$ 16,123
Basic earnings per share	$ 0.48	$ 0.41	$ 0.56	$ 0.36
Diluted earnings per share	$ 0.45	$ 0.39	$ 0.53	$ 0.35

In the fourth quarter of Fiscal 2002, the Company incurred a pre-tax nonrecurring charge related to the severance costs associated with a former executive's employment agreement with the Company. In addition, the Company changed its vacation vesting policy in January 2003, which resulted in pre-tax savings. The combined effect of these items on fourth quarter pre-tax income resulted in a savings of $1,700,000.

	Quarter			
	First	Second	Third	Fourth
	(in thousands, except per share amounts)			
Fiscal 2001				
Net sales	$ 307,090	$ 310,292	$ 310,804	$ 371,387
Gross margin	159,652	152,003	167,875	168,235
Net income (loss)	$ 10,944	$ 6,399	$ 12,094	$ (332)
Basic earnings (loss) per share	$ 0.25	$ 0.15	$ 0.28	$ (0.01)
Diluted earnings (loss) per share	$ 0.25	$ 0.15	$ 0.27	$ (0.01)

In the fourth quarter of Fiscal 2001, the Company incurred an approximate $17,000,000 pre-tax nonrecurring charge. Approximately $4,100,000 of this amount related to the inventory write-off associated with the discontinuation of the Ann Taylor cosmetics line, and inventory costs associated with canceling certain Fall 2001 and Spring 2002 merchandise orders. Approximately $7,200,000 related to the write-down of certain anntaylor.com assets, based upon projected cash flows, which were not deemed adequate to support the carrying value of the assets associated with this ongoing business. An additional $3,300,000 related to the cost, net of insurance proceeds, of settling a class action lawsuit. The remaining $2,400,000 represented the write-off of certain fixed assets related to the discontinuation of the Ann Taylor cosmetics line, and severance costs associated with reductions made in the Company's store and home office workforce.

The sum of the quarterly per share data may not equal the annual amounts due to changes in the weighted average shares and share equivalents outstanding. Conversion of the Convertible Debentures into common stock is not included in the computation of diluted earnings per share for the second and fourth quarters of Fiscal 2001 due to the antidilutive effect of the conversion.